082-35730
35730

SONIC HEALTHCARE
"We take it personally"





2008



Annual Report

CORPORATE DIRECTORY

Directors	Mr B.S. Patterson	*Chairman*
	Dr C.S. Goldschmidt	*Managing Director*
	Mr C.D. Wilks	*Finance Director*
	Mr R.P. Campbell	
	Dr P.J. Dubois	
	Mr C.J. Jackson	
	Mr L.J. Panaccio	
	Dr H.F. Scotton	

Company secretary

Mr P.J. Alexander

Principal registered office in Australia

14 Giffnock Avenue, Macquarie Park,
New South Wales, 2113, Australia.
Ph: 61 2 9855 5444
Fax: 61 2 9878 5066
Website: www.sonichealthcare.com

Share registry

Computershare Investor Services Pty Limited
Level 5, 115 Grenfell Street, Adelaide,
South Australia, 5000, Australia.
Ph: 1300 556 161 (Within Australia)
Ph: 61 3 9415 4000 (Outside Australia)
Fax: 61 8 8236 2305
Website: www.computershare.com
Email: web.queries@computershare.com.au

Auditor

PricewaterhouseCoopers

Solicitors

Allens Arthur Robinson
Minter Ellison

Bankers

Australia and New Zealand Banking Group Limited
Citibank, N.A.
Commonwealth Bank of Australia
JPMorgan Chase Bank, N.A.
National Australia Bank Limited
The Royal Bank of Scotland plc
Westpac Banking Corporation

Stock exchange listings

Sonic Healthcare Limited (SHL) shares are listed on the Australian Securities Exchange.

CONTENTS

MANAGING DIRECTOR'S REPORT

Sonic Healthcare performed with great distinction through the 2007/8 financial year. The company recorded strong revenue growth at both organic and acquisitional levels and once again delivered record results at the earnings line. This is the thirteenth consecutive year in which Sonic has achieved double-digit earnings per share growth, a great tribute to the talent and commitment of Sonic's pathologists, radiologists, managers, technicians and entire workforce.

A stand out feature of the year's accomplishments was the exceptionally strong growth in the key laboratory markets of both Germany and the USA. In both countries, Sonic continues to strengthen its established market presence and use its critical mass as a springboard for further growth, synergy capture and service enhancement. In Germany, Sonic acquired Bioscientia Healthcare Group, an outstanding, internationally recognised laboratory operating throughout Germany. This transaction was followed by the acquisition of two other highly regarded regional laboratory companies – Labor 28 (Berlin) and GLP Medical (Hamburg). All three companies have much in common with Sonic in terms of corporate philosophy, systems, quality and culture. In addition, in December 2007, Sonic completed the acquisition of the minority interests in the Schottdorf Group. The four laboratories that now comprise Sonic Healthcare in Germany present a formidable partnership, with national coverage and exceptional depth of talent. Our strategy in Germany is to strive for highest levels of quality and service, to foster Sonic's medical leadership model and to achieve optimal efficiencies.

In the United States, Sonic's expansion has been considerable. In less than three years since the initial US acquisition, Sonic Healthcare USA now accounts for almost one quarter of Sonic's total consolidated revenue. We have expanded our geographical reach to include the populous New York/New Jersey market via the acquisitions of Sunrise Medical Laboratories (July 2007) and American Clinical Services (January 2008). More recently (September 2008), the acquisition of Clinical Laboratories of Hawaii has added further strength to Sonic's operations in the USA. Sonic's US operations are managed via a divisional or federated structure, with divisional presidents relating to Sonic's US head office team based in Austin, Texas.

Sonic's Australian laboratory operations continue to operate at the highest levels of service and efficiency. Strong organic growth and synergy capture continue apace and service levels are at world's best level. The company is fortunate to have an outstanding leadership team of pathologists and managers from all operating subsidiaries around the country. Operational collaboration, pooling of resources and other value-adding initiatives are at high levels of activity and I anticipate strong performance to continue into the future. Sonic's Douglass Hanly Moir Pathology recently relocated to a new





Gross Revenue $M
Net Profit $M
$2,380M
$245.1M
1,037
1,381
1,656
1,886
135.4
172.0
04

Sonic's laboratory operations in the UK and Switzerland also delivered outstanding services and financial results through the year

purpose-built, ultra-modern and environmentally friendly facility in Sydney. This laboratory – which also accommodates Sonic's global head office – is one of the most modern high volume laboratories in the world today, incorporating innovative design and workflow for rapid throughput and maximum efficiency.

Sonic's laboratory operations in the UK and Switzerland also delivered outstanding services and financial results through the year and both are poised for future growth in their respective markets. Despite the outstanding quality of Sonic's New Zealand laboratories, adverse regulatory and funding conditions continue to present






Core EPS ¢
73.5¢
40.2
48.9
EBITA $M
$402.7M


Net Operating
Cash Flow $M
$331.9M
Dividends
per share ¢
52.0¢

With the dramatic recent expansion of the company's operations, it has become increasingly important to unify our people around a common strategy and a common culture.



a challenging environment for optimal laboratory performance.

Sonic's radiology division, led by an outstanding team of radiologists, continues to operate at industry-best standards, despite difficult market conditions and sub-optimal funding mechanisms for radiology in Australia. The imaging division continues to provide great enhancement to Sonic's reputation as a cutting edge medical diagnostics company.

In September 2008, Sonic completed the acquisition of the minority equity interests in Independent Practitioner Network Limited (IPN) via a scheme of arrangement. Although representing only 5% of Sonic's current revenues, IPN will continue to hold a vital position within the Sonic Healthcare corporate framework. IPN operates with great success in the Australian primary care sector and offers a differentiated, professionally driven model which is proudly complimentary to Sonic's global medical model.

With the dramatic recent expansion of the company's operations, it has become increasingly important to unify our people around a common strategy and a common culture. Despite the fact that Sonic Healthcare currently operates in six countries, spread over three continents, I am pleased to say that there is tight and deep-seated common bond which links the entire organisation, one which is based upon an established culture and creed. I would go so far as to say that this bond is the single most important feature underlying the overall strength and financial performance of the organisation.

"The Sonic Difference"

Despite a relatively short 21 year corporate history, Sonic Healthcare has developed a strong corporate culture and a unique style of practice – we refer to this internally as "The Sonic Difference". It is an amalgam of a democratic set of core values, a distinctive medical leadership model, a federated management structure and an ethos of personalised service and outstanding quality. These features have presented a differentiated product in competitive markets, where they have worked to secure new customers in the medical market place and to attract like-minded corporate partners in the acquisition space. I feel confident that the majority of our more than 20,000 staff not only endorse these fundamental corporate characteristics but feel proud to be part of the exciting and ongoing Sonic Healthcare story.

On behalf of the Board of Sonic Healthcare, I wish to thank all our people for their important contributions over the past year. It is the loyalty, dedication and hard work of this group which has placed Sonic in such a strong and highly regarded position and which will carry the company forward to further successes in the future.

Dr Colin Goldschmidt
CEO and Managing Director



Sonic Healthcare Annual Report 2008

Your directors present their report on the Group consisting of Sonic Healthcare Limited and the entities it controlled at the end of, or during, the year ended 30 June 2008.

Directors

The following persons were directors of Sonic Healthcare Limited during the whole of the financial year and up to the date of this report:

Mr B.S. Patterson	*Chairman*
Dr C.S. Goldschmidt	*Managing Director*
Mr C.D. Wilks	*Finance Director*
Mr R.P. Campbell	
Dr P.J. Dubois	
Mr C.J. Jackson	
Mr L.J. Panaccio	
Dr H.F. Scotton	

Principal activities

During the year the principal continuing activities of the Group consisted of the provision of medical diagnostic services and the provision of administrative services and facilities to medical practitioners.

Dividends

Details of dividends in respect of the current year and previous financial year are as follows:

	2008 $'000	2007 $'000
Interim dividend paid	**66,695**	50,270
Final dividend payable on 9 October 2008	**107,203**	95,248
Total dividend for the year	**173,898**	145,518

On 20 August 2008, the board declared a final dividend in respect of the year ended 30 June 2008 of 32 cents per ordinary share, 100% franked (at 30%) to be paid on 9 October 2008 with a record date of 12 September 2008. An interim dividend of 20 cents per ordinary share 100% franked (at 30%) was paid on 26 March 2008.

A final dividend of 29 cents per ordinary share was paid on 20 September 2007 in respect of the year ended 30 June 2007, out of profits of that year as recommended by the directors in last year's Directors' report. The interim dividend in respect of the year ended 30 June 2007 was 17 cents per ordinary share, paid on 28 March 2007.

As a result of the Group's international expansion, it is likely that future dividends, starting with the 2009 interim dividend, will not be fully franked.

Dividend Reinvestment Plan (DRP)

The company's dividend reinvestment plan (DRP) was suspended in respect of the 2007 final and the 2008 interim dividends.

The Board has determined that the DRP will operate for the 2008 final dividend. Shares issued under the DRP will have a subscription price of $12.72, 2.5% below the arithmetic average of the daily volume weighted average price of Sonic shares sold (excluding off-market trades) on the Australian Securities Exchange on each of the 10 consecutive trading days from, and including, the second trading day after the record date for participation in the DRP which was 12 September 2008. Shares will be allocated under the DRP on 9 October 2008. Shareholders holding ~40% of Sonic's ordinary shares elected to participate in the DRP. The balance (~$65 Million) of the 2008 final dividend which has not been reinvested by shareholders in the DRP has been fully underwritten at an issue price of $12.92 (a 1% discount to market price as determined above).

Full details of the DRP are set out in the Sonic Healthcare Limited Dividend Reinvestment Plan booklet. To view a copy of the booklet, change current elections or register to participate in the DRP, shareholders can visit www.computershare.com, click on Investor Centre/Reinvestment Plans and follow the prompts. Shareholders can also request a copy of the Dividend Reinvestment Plan booklet or DRP election form by contacting Computershare Investor Services on 1300 556 161.

Review of operations

A summary of consolidated revenue and earnings is set out below:

	2008 $'000	2007 $'000	Movement %
Total Revenue	**2,380,327**	1,886,081	26.2%
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**478,568**	405,667	18.0%
Depreciation and lease amortisation	**(75,909)**	(62,105)	22.2%
Earnings before interest, tax and intangibles amortisation (EBITA)	**402,659**	343,562	17.2%
Amortisation of intangibles	**(5,906)**	(2,633)	124.3%
Net interest expense	**(64,886)**	(50,473)	28.6%
Income tax attributable to operating profit	**(81,461)**	(80,402)	1.3%
Net (profit) attributable to minority interests	**(5,290)**	(11,982)	(55.9)%
Net profit attributable to shareholders of Sonic Healthcare Limited	**245,116**	198,072	23.8%

Review of operations (continued)

(a) Revenue

Organic (non acquisitional) revenue growth for the year for Sonic's pathology operations was strong, with Australia and Germany growing at ~8%, and US and UK growth exceeding this level (excluding foreign exchange rate movement impacts).

Pathology revenue growth was augmented by the following major acquisitions and other small acquisitions during the current period and prior year:

- American Esoteric Laboratories, USA (8 January 2007)
- Medica Laboratory Group, Switzerland (30 May 2007)
- Sunrise Medical Laboratories, USA (31 July 2007)
- Bioscientia Healthcare Group, Germany (14 September 2007)

Revenue growth in the UK was augmented by the NHS Ealing Hospital contract which began on 1 July 2007.

In addition, the reported revenue of the Schottdorf Group (in Germany) has increased by ~$24 Million for the second half of the year as the legal restructure carried out to enable Sonic to reach 100% ownership caused a change in the legal entities consolidated in Sonic's results. This change, which will continue in the future, only affects reported revenue, and does not change profit. It therefore causes a dilution in reported operating margins.

Radiology revenue growth was negatively impacted by site closures in the Hunter Valley as a result of the floods in June 2007, new competition in a number of regional markets, reduction in average fee as a result of price competition, and the disposal of Sonic's Hong Kong radiology business during the prior year.

Revenue growth was also negatively impacted by foreign exchange movements, which reduced reported revenue by ~$77 Million compared to the prior year.

Sonic's Total Revenue for the year ended 30 June 2008 comprised as follows:



Radiology 14%
IPN 5%
Australian/NZ Pathology 39%
Europe 23%
USA 19%

Review of operations (continued)

(b) Profit

The net profit (after minority interests) of the Group for the year was $245,116,000 (2007: $198,072,000), after deducting income tax expense of $81,461,000 (2007: $80,402,000). Diluted earnings per share increased 12.2% from 65.5 cents to 73.5 cents due to earnings growth and the positive effect of acquisitions.

The results for the year were in line with the revenue and EPS growth guidance provided by Sonic in August 2007. 2008 was Sonic's thirteenth successive year of double-digit core earnings per share growth. EPS growth was affected by the equity raisings conducted in August and November 2007 which financed acquisitions and set the Group's balance sheet for further acquisitional growth. Adverse foreign exchange rate impacts on the translation of the results of Sonic's offshore operations (mainly USD related) reduced earnings per share growth by 250 basis points.

Operating margins:

	2008	2007	Movement
EBITDA as a % of Revenue	**20.1%**	21.5%	(140) bps*
EBITA as a % of Revenue	**16.9%**	18.2%	(130) bps

* bps = basis points of margin

Reported operating margins have been significantly diluted by the acquisitions of businesses during the current and prior year (including those listed above) which have lower margins than the average of Sonic's other businesses. The margins resulting from the NHS Ealing Hospital contract are also lower than Sonic's average margins, and the change in the Schottdorf Group structure described above also caused reported margin dilution.

Excluding these impacts, Sonic's core pathology businesses performed strongly, demonstrating margin improvement, and commencement of synergy extraction in the US and Germany, whilst the radiology division continued to be impacted by market and cost pressures.

Net interest expense increased 28.6% on the prior year due to increased debt as a result of acquisitions in the current and previous year. Almost all of Sonic's bank debt is drawn in foreign currencies as "natural" balance sheet hedging of Sonic's offshore operations and so Sonic was not significantly exposed to the increases in Australian base interest rates during the 2008 financial year. Sonic's weighted average interest rate on debt declined during the year, mainly as a result of falling USD interest rates. Appropriate interest rate hedging arrangements are in place, in accordance with Sonic's policy.

The effective tax rate in the second half of the year was 25.9%, in line with the guidance provided in February 2008. The rate in the first half (22.9%) was impacted by the finalisation of research claims for the 2007 financial year. The full year effective tax rate of 24.5% is lower than the prior year (27.7%) as a result of Sonic's offshore expansion. Ignoring the impact of future acquisitions, and any short term fluctuations, the expected effective tax rate for future periods is ~25%.

Review of operations (continued)

(c) Debt

During the year the Group maintained prudent debt/gearing levels, despite growth by acquisition:

	30 June 2008	30 June 2007
Gearing (Net Interest Bearing Debt/Market Capitalisation)	**25.5%**	25.2%
Net Interest Bearing Debt/EBITDA* (times)	**2.59**	2.81
EBITDA Interest Cover (EBITDA/Net Interest expense) (times)	**7.38**	8.04

* Note that EBITDA used in this calculation is as reported. Under Sonic's senior bank debt covenants EBITDA is normalised for a full year's effect of acquisitions in the period and subject to other adjustments. Net Interest Debt/EBITDA for 2008 under Sonic's bank covenants was 2.47 times.

Sonic's net interest bearing debt at 30 June 2008 comprised:

	AUD $M Limit	AUD $M Drawn	AUD $M Available
Multicurrency syndicated senior bank facility	1,750	1,247	503
IPN bank facility	47	28	19
Minor debt/leasing facilities	n/a	27	n/a
Cash	n/a	(64)	64
Net interest bearing debt	1,797	1,238	586

During the year Sonic increased its multicurrency syndicated senior bank debt facility limits from A$1 Billion to A$1.75 Billion, with all existing syndicate members increasing their commitments and one additional bank joining the syndicate.

On 31 July 2008 Sonic established a new A$160 Million 3 year term bank debt facility to provide additional "headroom" for expansion on top of Sonic's existing facilities. The new facility was provided by two of the existing seven banks in Sonic's syndicated facility.

Sonic's senior debt facilities have expiry dates as follows:

	AUD $M Limit
15 March 2009	500
5 November 2010	47
15 March 2011	500
31 July 2011	160
29 October 2012	750
	1,957

Review of operations (continued)

(c) Debt (continued)

Net interest bearing debt at 30 June 2008 comprised the following currencies:

	AUD $M Drawn
USD	614
Euro	555
GBP	49
NZD	9
AUD	24
CHF	(13)
	1,238

In Sonic's CEO and Managing Director's presentation on 21 August 2008, Sonic announced that it expected to have net debt at 30 September 2008 (following settlement of the GLP Medical Group, Clinical Laboratories of Hawaii, and IPN minority interest acquisitions) of ~A$1,670 Million (using foreign exchange rates at 18 August 2008), and therefore "headroom" under its existing debt facilities of ~A$310 Million. Sonic's headroom fluctuates with exchange rate movements as the facility limits are in AUD and segments drawn in other currencies are translated into AUD for comparison to the limits.

(d) Operational developments

The new Australian Federal Government is currently conducting reviews of the Government funding (via Medicare) of pathology and radiology, as the funding agreement between the Government and the industry for radiology expired on 30 June 2008, and the current pathology agreement expires on 30 June 2009. The inter-departmental committee reviews are expected to be completed by 31 December 2008. Input into the reviews from industry (via the industry associations) has been invited. Sonic does not expect the outcomes of the reviews to materially impact its future financial performance.

As advised in Sonic's announcement dated 20 March 2007 and in a media release dated 29 March 2007, Sonic was successful in its legal challenge against a decision to award a new community laboratory services contract in Auckland, New Zealand to a competitor. Sonic was awarded an interim contract as sole provider of community pathology services in the Auckland region of New Zealand for a minimum of 18 months from 1 July 2007. The competitor filed an appeal, which was heard in May 2008, with judgement handed down on 25 September 2008. The Appeal Court reversed the previous High Court decision. Sonic intends to apply for leave to appeal this judgment in the Supreme Court of New Zealand. Sonic will continue to work with the Auckland regional District Health Boards to deliver excellent service to the people of Auckland, and expects that Sonic's current contract will be extended for at least a further six months to allow time for the new appeal process. This contract represented ~3% of Sonic's 2008 revenue and EBITA.

Sonic's new headquarters and the new Douglass Hanly Moir Pathology central laboratory in Macquarie Park, Sydney commenced operations in late 2007. This state-of-the-art facility has significant capacity and will increase efficiencies in Sonic's Australian pathology operations in the medium term.

Significant changes in the state of affairs

Significant changes in the state of affairs of the Group during the course of the financial year included the following:

- In August 2007 the Group successfully completed an institutional private placement, raising A$400 Million of equity to fund acquisitions.

- In November 2007 A$64 Million of equity was raised from existing shareholders pursuant to a Shareholder Purchase Plan, at the same price per share (A$14.20) as the institutional placement.

- In July 2007 Sonic completed the acquisition of Sunrise Medical Laboratories (Long Island, New York), a high quality, high growth practice.

- In September 2007 Sonic completed the acquisition of the Bioscientia Healthcare Group, one of Europe's largest and most prestigious laboratories, Sonic's second major transaction in the German laboratory market.

- In December 2007 Sonic completed the acquisition of the outstanding minority interests in the Schottdorf Group in Germany. This facilitates the capture of synergies with Sonic's other European laboratories.

Matters subsequent to the end of the financial year

Since the end of the financial year, the directors are not aware of any matter or circumstance not otherwise dealt with in these financial statements that has significantly or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years, other than as follows:

- On 1 July 2008 Sonic completed the acquisition of 100% of the Labor 28 Group based in Berlin, Germany for a purchase price of ~€74 Million. The initial accounting for the acquisition has been determined only provisionally at the date of this report, given the recent settlement date. Sonic is still in the process of reviewing the acquisition balance sheet and identifying assets and liabilities not previously recorded, so as to determine the fair values of identifiable assets, liabilities, and contingent liabilities. Based on the provisional accounting the indicative fair value of net tangible assets acquired is ~€2 Million, with a provisional goodwill value of ~€72 Million.

- On 1 July 2008 Sonic acquired the Laboratory Prof. Krech Group, its second acquisition in Switzerland for a purchase price of ~CHF6 Million. The initial accounting for the acquisition has been determined only provisionally at the date of this report, given the recent settlement date. Sonic is still in the process of reviewing the acquisition balance sheet and identifying assets and liabilities not previously recorded, so as to determine the fair values of identifiable assets, liabilities, and contingent liabilities. Based on the provisional accounting the indicative fair value of net tangible assets acquired is ~CHF0.4 Million, with a provisional goodwill value of ~CHF5.6 Million.

- On 31 July 2008 Sonic established an additional A$160 Million three year term debt facility with two of its existing bankers, to re-establish "headroom" for expansion.

- On 20 August 2008 Sonic's Directors declared a final dividend of 32 cents per ordinary share payable on 9 October 2008. Sonic's Dividend Reinvestment Plan has been reinstated for this dividend with shareholders holding ~40% of Sonic's ordinary shares electing to participate. The balance (~$65 Million) of the 2008 final dividend not reinvested by shareholders in the DRP has been fully underwritten at an issue price of $12.92. Shares under the DRP will be issued on 9 October 2008 at a price of $12.72.

- On 1 September 2008 Sonic completed the acquisition of 100% of the GLP Medical Group based in Hamburg, Germany for a purchase price of ~€30 Million. Given this acquisition only recently settled, the process of determining the fair value of identifiable assets, liabilities, contingent liabilities, and the amount of goodwill arising from the acquisition has only just commenced.

Matters subsequent to the end of the financial year (continued)

- On 2 September 2008 Sonic completed the acquisition of 100% of Clinical Laboratories of Hawaii and its associated anatomical pathology practice, Pan Pacific Pathologists, for a purchase price of ~US$121 Million. Given this acquisition only recently settled, the process of determining the fair value of identifiable assets, liabilities, contingent liabilities, and the amount of goodwill arising from the acquisition has only just commenced.

- The Scheme of Arrangement under which Sonic will acquire all of the shares in Independent Practitioner Network Limited ("IPN") which it does not already own became effective on 16 September 2008, having been approved by IPN shareholders and the Federal Court of Australia, and will be implemented on 30 September 2008. Sonic will pay ~A$75.6 Million for the shares plus ~A$2.4 Million to cancel options over unissued IPN shares.

Likely developments and expected results of operations

Sonic's main focus during the 2009 and future financial years will be to continue to grow shareholder value through both acquisitions and organic growth, and by extracting efficiencies from its existing businesses, particularly in our three major markets of Australia, Europe and the USA.

Sonic continues to target further acquisitions in the US and Europe and expects significant growth in these large fragmented laboratory markets over the coming years.

On 21 August 2008 Sonic provided guidance to the market in relation to forecast results for the 2009 financial year as follows:

Revenue growth	>15%*
EPS growth	>10%*

* above 2008 financial year figures

The guidance is subject to assumptions regarding foreign exchange and interest rate movements and excludes any acquisitions not already announced.

Further information on likely developments in the operations of the Group and the expected results of operations have not been included in this report because the directors believe it would prejudice Sonic's competitive position in the market place.

Information on directors

(a) Directors' profiles



Barry Patterson
Chairman
A.S.M.M., M.I.M.M., F.A.I.C.D.

Mr Patterson is a qualified engineer and has a corporate mining background, but in more recent years has held directorial positions in a number of both public and private companies. Mr Patterson is considered to be an independent director and is the Chairman of both the Remuneration Committee and the Nominations Committee, and is a member of the Audit Committee. Mr Patterson is currently Chairman and a non-executive director of Silex Systems Limited (since 1992).



Dr Colin Goldschmidt
Managing Director
M.B., B.Ch., F.R.C.P.A., F.A.I.C.D.

Dr Goldschmidt was the Medical Director of Douglass Hanly Moir Pathology before he became the Managing Director of Sonic Healthcare Limited and its subsidiaries in 1993. He joined the company after completing his Australian Pathology Fellowship training in Sydney in 1986. Dr Goldschmidt is a member of the Risk Management Committee and the Nominations Committee. Dr Goldschmidt is currently a non-executive director of Silex Systems Limited (since 1992), a non-executive director of Independent Practitioner Network Limited ("IPN") (since August 2005) and a member of the IPN Nominations Committee, and was formerly a non-executive director of SciGen Ltd from 1999 to October 2005.



Christopher Wilks
Finance Director
B.Comm. (Univ Melb), A.S.A., F.C.I.S., F.A.I.C.D.

Mr Wilks has a background in chartered accounting and investment banking. He was previously a partner in a private investment bank and has held directorships for a number of public companies. Mr Wilks has been a director of Sonic since 1989 and is the Chairman of the Risk Management Committee. He is a non-executive director of IPN (since August 2005), an executive director of Silex Systems Limited (since 1988), and was formerly a non-executive director of SciGen Ltd from 1999 to October 2005.



Peter Campbell
F.C.A., F.T.I.A., F.A.I.C.D.

Mr Campbell is a Chartered Accountant with his own practice based in Sydney. He is a Fellow of the Institute of Chartered Accountants in Australia, the Taxation Institute of Australia and the Australian Institute of Company Directors. He is a Registered Company Auditor. Mr Campbell is considered to be an independent director and is the Chairman of the Audit Committee and a member of both the Remuneration Committee and the Nominations Committee. Mr Campbell is currently a non-executive director of Silex Systems Limited (since 1996), Admerex Limited (since January 2007) and also of QRxPharma Limited (since April 2007).

Information on directors (continued)

(a) Directors' profiles (continued)



Dr Philip Dubois

M.B., B.S., F.R.C.R., F.R.A.N.Z.C.R, F.A.I.C.D.

Dr Dubois is Chairman of the Sonic Imaging Executive Committee and is Chairman and CEO of Queensland X-Ray. A neuroradiologist and nuclear imaging specialist, he is currently an Associate Professor of Radiology at University of Queensland Medical School. He has served on numerous government and craft group bodies. He is currently Vice-President of the Australian Diagnostic Imaging Association (ADIA), and a Councillor and the Radiology Craft Group Representative of the Australian Medical Association (AMA). Dr Dubois is a member of Sonic's Risk Management Committee. Dr Dubois is a non-executive director of Magnetica Limited (since December 2004).



Colin Jackson

O.A.M., F.C.P.A., F.C.A., F.A.I.C.D.

Mr Jackson is a senior executive director of Sonic Healthcare, with a background in professional accounting practice and laboratory management. He plays an active role at Sonic corporate level and, as Vice-President of the Australian Association of Pathology Practices, represents Sonic at national industry level. Mr Jackson was the Chief Executive Officer of Diagnostic Services Pty Limited (Sonic's Tasmanian practice) for 11 years to 2006. He is a Fellow of the Australian Society of Certified Practising Accountants, the Australian Institute of Company Directors and the Institute of Chartered Accountants in Australia. Mr Jackson is a Director and Treasurer of the Guide Dog Association of Victoria and a member of the Winston Churchill Fellowship Trust selection committee in Tasmania. He has until recently been a director of the Tasmanian Symphony Orchestra and is now Chairman of the Tasmanian Symphony Orchestra Foundation Limited. Mr Jackson was appointed as Chairman and non-executive director of IPN in August 2004, and was a member of the IPN Audit Committee from August 2004 until June 2006. He is currently Chairman of the IPN Nominations Committee and Remuneration Committee.



Lou Panaccio

B.Ec, C.A., M.A.I.C.D.

Mr Panaccio is a chartered accountant with strong management experience in business and healthcare services. He is currently Managing Director of the Monash IVF Group, non-executive Chairman of Health Networks Australia, non-executive Chairman of CPW Group and a non-executive director of the Inner Eastern Community Health Service in Victoria. He was formerly a non-executive director of Primelife Corporation Limited from 2001 until November 2005. Mr Panaccio was the Chief Executive Officer and an executive director of Melbourne Pathology for ten years to 2001. Mr Panaccio is considered to be an independent director and is a member of the Audit Committee.

Information on directors (continued)

(a) Directors' profiles (continued)



Dr Hugh Scotton

M.B., B.S., F.R.A.N.Z.C.R., D.D.U., F.A.I.C.D.

Dr Scotton trained in radiology in Adelaide and Brisbane prior to entering private practice in the Hunter Valley in 1972. He was Chairman of Pacific Medical Imaging, incorporating radiology groups in the Hunter Valley, Sydney and Illawarra from 1999 until the acquisition of the group in 2001 by Sonic. Prior to the formation of Pacific Medical Imaging, Dr Scotton was Chairman of the Hunter Imaging Group, the largest imaging practice in the Hunter Valley. He currently retains that position.

(b) Company secretary



Paul Alexander

B.Ec, C.A., F.Fin.

Mr Alexander has been the Group Financial Controller of Sonic Healthcare Limited since 1997 and Sonic's Company Secretary since 2001. Prior to joining Sonic, Mr Alexander gained 10 years experience in professional accounting practice, mainly with Price Waterhouse, and was also Financial Controller and Company Secretary of a subsidiary of a multinational company for two years. Mr Alexander is a non-executive director of IPN (since August 2005) and a member of the IPN Audit Committee (since June 2006).

(c) Directors' interests in shares and options as at 29 September 2008

Director's name	Class of shares	Number of shares	Interest	Number of options
B.S. Patterson	Ordinary	3,816,646	Beneficially	-
Dr C.S. Goldschmidt	Ordinary	300,000	Personally	4,000,000
	Ordinary	200,000	Beneficially	-
C.D. Wilks	Ordinary	198,750	Personally	2,300,000
	Ordinary	273,000	Beneficially	-
R.P. Campbell	Ordinary	-	-	-
Dr P.J. Dubois	Ordinary	25,350	Beneficially	-
C.J. Jackson	Ordinary	490,940	Personally	-
L.J. Panaccio	Ordinary	-	-	-
Dr H.F. Scotton	Ordinary	115,399	Personally	-
	Ordinary	65,795	Beneficially	-

Information on directors (continued)

Meetings of directors

The numbers of meetings of the company's Board of directors and of each board committee held during the year ended 30 June 2008, and the numbers of meetings attended by each director were:

	Full meetings of directors		Meetings of committees: Audit		Remuneration		Risk Management		Nominations	
	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held
B.S. Patterson	7	10	4	4	1	1	-	-	1	1
Dr C.S. Goldschmidt	10	10	-	-	-	-	3	3	1	1
C.D. Wilks	10	10	-	-	-	-	3	3	-	-
R.P. Campbell	9	10	4	4	1	1	-	-	1	1
Dr P.J. Dubois	10	10	-	-	-	-	3	3	-	-
C.J. Jackson	10	10	-	-	-	-	-	-	-	-
L.J. Panaccio	8	10	4	4	-	-	-	-	-	-
Dr H.F. Scotton	9	10	-	-	-	-	-	-	-	-

Insurance of officers

During the financial year, the company entered into agreements to indemnify all directors of the company that are named above and current and former directors of the company and its controlled entities against all liabilities to persons (other than the company or related entity) which arise out of the performance of their normal duties as director or executive officer unless the liability relates to conduct involving lack of good faith. The company has agreed to indemnify the directors and executive officers against all costs and expenses incurred in defending an action that falls within the scope of the indemnity and any resulting payments.

The directors' and officers' liability insurance provides cover against all costs and expenses involved in defending legal actions and any resulting payments arising from a liability to persons (other than the company or related entity) incurred in their position as a director or executive officer unless the conduct involves a wilful breach of duty or an improper use of inside information or position to gain advantage. The insurance policy does not allow disclosure of the nature of the liabilities insured against or the premium paid under the policy.

Environmental regulation

The Group is subject to environmental regulation in respect of the transport and disposal of medical waste. The Group contracts with reputable, licensed businesses to dispose of waste and there have been no investigations or claims during the financial year. The directors believe that the Group has complied with all environmental regulations.

Non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Group are important.

Details of the amounts paid or payable to the auditor of the Group and Parent Company (PricewaterhouseCoopers), and the auditor of Independent Practitioner Network Limited (Deloitte Touche Tohmatsu) for non-audit services provided during the year are set out below.

The Board of directors has considered the position and, in accordance with the advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the *Corporations Act 2001*. In the opinion of the directors none of the services provided undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 33.

During the year the following fees were paid or payable for non-audit services provided by the auditors of the Group and the Parent Company, and the auditor of Independent Practitioner Network Limited.

	2008 $	2007 $
PricewaterhouseCoopers – Australian firm		
Accounting and advisory services	-	45,700
Related practices of PricewaterhouseCoopers Australian firm (including overseas PricewaterhouseCoopers firms)		
Taxation compliance services	-	34,534
Deloitte Touche Tohmatsu – Australian firm		
Accounting and advisory services	**165,000**	-

Share options

Information on share options is detailed in Note 7 – Share options.

Rounding of amounts

The company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report. Amounts in the directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Remuneration report

The directors of Sonic Healthcare Limited present the Remuneration report for the year ended 30 June 2008 in accordance with section 300A of the Corporations Act.

Sonic Healthcare Limited's remuneration packages are structured and set at levels that are intended to attract, motivate and retain directors and executives capable of leading and managing the Group's operations, and to align remuneration with the creation of value for shareholders.

The Remuneration Committee, consisting of 2 non-executive independent directors, makes specific recommendations to the Board on remuneration packages and other terms of employment for the Managing Director and Finance Director and advises the Board in relation to equity based incentive schemes for other employees.

Sonic Healthcare Limited's remuneration policy links the remuneration of the Managing Director and the Finance Director to Sonic's performance through the award of conditional entitlements. These conditional entitlements (cash bonuses, share and share option grants) are dependant on the earnings per share performance of the Group and thus align reward with the creation of value for shareholders.

Remuneration and other terms of employment for other executives are reviewed annually by the Managing Director having regard to performance against goals set at the start of the year, performance of the entity or function of the Group for which they have responsibility, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, performance-related bonuses, share and option grants, and fringe benefits.

Cash bonuses and equity grants to other executive directors and employees are made solely at the discretion of the Managing Director, the Remuneration Committee and the Board of directors based on individual and company performance. These bonuses and option grants reward the creation of value for shareholders.

Remuneration of non-executive directors is determined by the board within the maximum amount approved by the shareholders. At a General Meeting on 31 July 2001 shareholders approved a maximum amount of $800,000 be available as remuneration for the services of the non-executive directors. Following a review of market practice and non-executive director fees for entities of similar size and complexity, the board resolved that with effect from 1 June 2006, the non-executive director fee of $50,000 per annum, which had remained unchanged for over seven years, be increased to $80,000 per annum plus $10,000 per annum for each board committee upon which the director serves. Options are not issued and bonuses are not payable to non-executive directors.

Other than contributions to superannuation funds during employment periods and notice periods under normal employment law and in certain executive service contracts, the Group does not contract to provide retirement benefits to directors or executives.

Remuneration report (continued)

Performance of the Group

Sonic Healthcare Limited's total shareholder return over the five year period to June 2008 was 167% (2007: 245%). This measure is calculated as the increase in share price over that period plus the dividends declared for those years (grossed up for franking credits) as a percentage of the share price at the start of the five year period. Earnings over the five year period were as follows:

	2003	2004	2005	2006	2007	2008	Compound Average Annual Growth Rate*
Core earnings per share (cps)	35.1	40.2	48.9	58.6	65.5	73.5	15.9%
Net profit attributable to members ($'000)**	92,434	108,212	135,353	172,029	198,072	245,116	21.5%

* The compound average annual growth rate is calculated over the five year period shown.

** Net profit attributable to members and core earnings per share have been restated to reflect the application of AIFRS in prior periods.

Key management personnel

(a) Directors

The following persons were directors of Sonic Healthcare Limited during the financial year:

Chairman – non-executive

B.S. Patterson

Executive directors

Dr C.S. Goldschmidt — *Managing Director*
C.D. Wilks — *Finance Director*
Dr P.J. Dubois
C.J. Jackson
Dr H.F. Scotton

Non-executive directors

R.P. Campbell
L.J. Panaccio

Remuneration report (continued)

(b) Other key management personnel

The following person also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	Position
D. Schultz	President and Chief Operating Officer, Sonic Healthcare USA, Inc.

All of the above persons were also key management personnel during the year ended 30 June 2007.

The Group operates via a decentralised federated structure whereby the Chief Executive Officers of individual operating entities have delegated authority for their local operations. The Group's Australian and New Zealand pathology and radiology activities are coordinated and controlled through the Pathology Sonic Executive Committee and the Imaging Sonic Executive Committee ("PSEC" and "ISEC" respectively). Dr C.S. Goldschmidt is Chairman of PSEC and a member of ISEC, Dr P.J. Dubois is Chairman of ISEC and C.D. Wilks is a member of both PSEC and ISEC. C.J. Jackson is an Executive Director of Sonic who is a member of PSEC, represents Sonic in industry matters and plays a role in Sonic's New Zealand operations, procurement and various projects and initiatives.

Due to the prominent executive roles performed by Dr C.S. Goldschmidt, Dr P.J. Dubois, C.J. Jackson and C.D. Wilks, management does not believe there are any other executives within the Group in the current or prior financial year meeting the definition of "key management personnel" other than D. Schultz, President and Chief Operating Officer of Sonic Healthcare USA, Inc., who has authority and responsibility for planning, directing and controlling the Group's US operations.

Remuneration report (continued)

(c) Remuneration of directors and executives

Details of the nature and amount of each element of the remuneration of the key management personnel and other executives of the Group are set out below:

12 months to 30 June 2008

Name	Salary & fees $	Other benefits† $	Cash bonus $	Superannuation $	Long service leave accrual $
Dr C.S. Goldschmidt *Managing Director*	604,371	124,500	735,000	21,129	7,153
C.D. Wilks *Finance Director*	446,257	-	396,900	13,129	48,375
Dr P.J. Dubois *Director*	442,738	8,228	150,000	50,000	-
C.J. Jackson *Director*	444,853	-	-	20,147	(40,585)
Dr H.F. Scotton *Director*	326,481	-	-	102,328	-
B.S. Patterson *Chairman and non-executive Director*	100,916	-	-	9,084	-
R.P. Campbell *Non-executive Director*	75,687	-	-	34,313	-
L.J. Panaccio *Non-executive Director*	82,568	-	-	7,432	-
D. Schultz *^ *President and COO Sonic Healthcare USA, Inc.*	362,359	3,510	329,490	27,896	-
D. Byrne**^ *CEO The Doctors Laboratory*	446,528	61,936	1,022,987	343,622	-
Dr R. Prudo**^ *Executive Chairman The Doctors Laboratory*	350,691	77,258	708,165	470,923	-
G. Schottdorf***^ *CEO Schottdorf Group*	833,333	29,349	218,723	-	-
Dr M.W. Parmenter^ *Managing Director Independent Practitioner Network Limited*	511,871	-	147,000	13,129	-

† Other benefits include fringe benefits tax.

* D. Schultz is employed by Sonic Healthcare USA, Inc. and is remunerated in US dollars.

** D. Byrne and Dr R. Prudo are employed by The Doctors Laboratory Limited (TDL) in the United Kingdom. They are remunerated in British Pounds. The bonuses relate to securing the NHS Ealing contract amongst other financial incentives.

*** G. Schottdorf is employed by the Schottdorf Group in Germany and is remunerated in Euros.

^ Denotes one of the five highest paid executives of the Group as required to be disclosed under the *Corporations Act 2001*. The Parent Company does not have any executives as defined under the *Corporations Act 2001*.

Remuneration report (continued)

(c) Remuneration of directors and executives (continued)

12 months to 30 June 2007

Name	Salary & fees $	Other benefits† $	Cash bonus $	Superannuation $	Long service leave accrual $
Dr C.S. Goldschmidt *Managing Director*	595,917	133,397	655,000	20,686	23,324
C.D. Wilks *Finance Director*	447,315	-	353,700	12,685	-
Dr P.J. Dubois *Director*	441,195	9,605	50,000	50,000	-
C.J. Jackson *Director*	435,571	2,987	60,000	18,010	(6,405)
Dr H.F. Scotton *Director*	319,784	-	-	109,242	-
B.S. Patterson *Chairman and non-executive Director*	100,842	-	-	9,158	-
R.P. Campbell *Non-executive Director*	-	-	-	110,000	-
L.J. Panaccio *Non-executive Director*	82,519	-	-	7,481	-
D. Schultz * *President and COO Sonic Healthcare USA, Inc.*	413,118	4,002	375,645	31,803	-
D. Byrne**^ *CEO The Doctors Laboratory*	494,140	67,508	555,590	144,163	-
Dr R. Prudo**^ *Executive Chairman The Doctors Laboratory*	278,832	80,213	282,891	468,987	-
Dr B. Schottdorf***^ *Executive Chairman Schottdorf Group*	961,973	28,540	-	-	-
G. Schottdorf***^ *CEO Schottdorf Group*	843,573	28,542	-	-	-
Dr M.W. Parmenter^ *Managing Director Independent Practitioner Network Limited*	486,871	-	375,000	13,129	-

† Other benefits include fringe benefits tax.
* D. Schultz is employed by Sonic Healthcare USA, Inc. and is remunerated in US dollars.
** D. Byrne and Dr R. Prudo are employed by The Doctors Laboratory Limited (TDL) in the United Kingdom. They are remunerated in British Pounds.
*** Dr B. Schottdorf and G. Schottdorf are employed by the Schottdorf Group in Germany. They are remunerated in Euros.
^ Denotes one of the five highest paid executives of the Group as required to be disclosed under the *Corporations Act 2001*.

Remuneration report (continued)

(c) Remuneration of directors and executives (continued)

Under the Executive Incentive Plan for Dr C.S. Goldschmidt and C.D. Wilks, ordinary shares and options over unissued ordinary shares of Sonic Healthcare Limited were issuable upon the achievement of performance conditions (as set out in (d) below). The fair values of the options and shares at the time of grant have been determined and have been allocated equally over the service periods up to the vesting dates. In addition to the remuneration disclosed above, the calculated values of shares and options allocated to Dr C.S. Goldschmidt for the 12 month period to 30 June 2008 were $261,025 and $4,995,949 respectively (2007: $203,961 and $3,946,493). In addition to the remuneration disclosed above, the calculated values of shares and options allocated to C.D. Wilks for the 12 month period to 30 June 2008 were $140,301 and $2,697,812 respectively (2007: $109,629 and $2,131,106). Of the options issuable under the Executive Incentive Plan, the maximum total value of the options yet to vest for Dr C.S. Goldschmidt is $7,813,986, and for C.D. Wilks $4,219,552. These maximum values represent the fair value of the options, determined at grant date, which are yet to be expensed. Of the total options issuable under the Executive Incentive Plan, 30% had vested at 30 June 2008. No options have been forfeited to date under the Executive Incentive Plan.

In addition to the remuneration disclosed above, the calculated value of options over unissued ordinary IPN shares allocated to Dr M.W. Parmenter for the 12 month period to 30 June 2008 was $195,785 (2007: $34,125). The fair value of the options at the time of grant has been determined and has been allocated equally over the service periods up to the vesting dates.

Cash bonuses, ordinary shares and options over unissued ordinary shares of Sonic Healthcare Limited are performance related components of Dr C.S. Goldschmidt's and C.D. Wilks' remuneration. In aggregate, these components make up 89% of Dr C.S. Goldschmidt's remuneration for the 12 months to 30 June 2008 (2007: 86%), and 86% of C.D. Wilks' remuneration for the 12 months to 30 June 2008 (2007: 85%). Cash bonuses are performance related components of Dr P.J. Dubois' and C.J. Jackson's remuneration. These components make up 23% of Dr P.J. Dubois' remuneration for the 12 months to 30 June 2008 (2007: 9%), and 0% of C.J. Jackson's remuneration for the 12 months to 30 June 2008 (2007: 12%).

Options over unissued ordinary shares in Sonic Healthcare Limited accounted for 59% of Dr C.S. Goldschmidt's remuneration for the 12 months to 30 June 2008. Options issued to Dr C.S. Goldschmidt during the 12 months to 30 June 2008 had an aggregate fair value of $3,990,000 (2007: $3,940,000). Options over unissued ordinary shares in Sonic Healthcare Limited accounted for 58% of C.D. Wilks' remuneration for the 12 months to 30 June 2008. Options issued to C.D. Wilks during the 12 months to 30 June 2008 had an aggregate fair value of $2,154,600 (2007: $2,127,600).

The relative proportions of conditional entitlements (including options) awarded to total remuneration for executives for the 12 months to 30 June 2008 were; D. Schultz 46% (2007: 47%), D. Byrne 55% (2007: 44%), Dr R. Prudo 44% (2007: 25%), G. Schottdorf 20% (2007: 0%), M.W. Parmenter 40% (2007: 45%), and in 2007 Dr B. Schottdorf 0%.

During the financial year 20,000 ordinary shares and 1,000,000 options over unissued ordinary shares in Sonic Healthcare Limited were issued to Dr C.S. Goldschmidt, and 10,750 shares and 540,000 options were issued to C.D. Wilks, under the Executive Incentive Plan. These performance related issues represented the short term and long term incentive awards in relation to the 2007 financial year. Since the end of the financial year, but prior to the date of this report, identical issues of ordinary shares and options over unissued ordinary shares have been made to Dr C.S. Goldschmidt and C.D. Wilks under the Executive Incentive Plan. These performance related issues represented the short term and long term incentive awards in relation to the 2008 financial year.

The maximum number of shares and options issuable in future years under the Executive Incentive Plan is nil shares and nil options.

Remuneration report (continued)

(c) Remuneration of directors and executives (continued)

The remuneration amounts disclosed relating to shares and options issued under the Executive Incentive Plan represent the assessed fair values at the date they were granted allocated equally over the service periods up to the vesting dates. Fair values for these shares and options have been determined using a pricing model consistent with the Black Scholes methodology that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the current price and expected price volatility of the underlying share, the expected dividend yield and risk-free interest rate for the term of the option. Sonic has applied no discount to the calculated fair value of these options for service continuity risk.

The assessed fair value at grant date of IPN options granted to Dr M.W. Parmenter is allocated equally over the period from grant date to vesting date, and the amount is noted above. Fair values at grant date are independently determined using a binomial approximation option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. IPN has applied a discount to the calculated fair value of these options for service continuity risk.

(d) Service agreements

None of the directors of Sonic Healthcare Limited has a service contract. Rather the terms and entitlements of employment are governed by normal employment law.

Remuneration arrangements for Dr C.S. Goldschmidt and C.D. Wilks were revised in February 2004, with effect from 1 July 2003, following a detailed review by the Remuneration Committee and subsequent approval by shareholders at the 2004 and 2005 Annual General Meetings. The key terms of the revised arrangements, (the "Executive Incentive Plan") which ran for 5 consecutive years until 30 June 2008, are set out below. The Remuneration Committee is currently in the process of developing new remuneration and incentive structures (including taking external advice) for Dr C.S. Goldschmidt and C.D. Wilks to apply for the 2009 and future financial years.

Dr C.S. Goldschmidt

- Base salary, inclusive of superannuation of $750,000 per annum.

Short term incentives:

- Cash bonus, paid half yearly based on a 1,000,000 multiple of earnings per share for each 6 month period.
- Issue of 20,000 ordinary shares per annum if core earnings per share were at least 10% higher than the previous year. If core earnings per share growth fell below 10%, no shares were to be issued. However, if core earnings per share growth in the subsequent year exceeded 10% and made up for the previous year's shortfall, then the prior year's shares that were foregone would be issued.

Long term incentive:

- Issue of 1,000,000 options per annum exercisable at $7.50 (Sonic's share price at the time (February 2004) the arrangements were agreed between the Remuneration Committee and the Executive Directors) if core earnings per share increased at least 10% (compounded) each year over a base set for the 2004 financial year of $0.42. If this growth was not achieved in one year but was made up in the subsequent year, then the previously forfeited options would be issued. Up to 50% of the options may be exercised 24 months from the date of issue and 100% may be exercised 36 months from the date of issue. The options expire after 60 months from the date of issue. These options are an equity settled share based payment.

Remuneration report (continued)

(d) Service agreements (continued)

C.D. Wilks

- Base salary, inclusive of superannuation of $460,000 per annum.

Short term incentives:

- Cash bonus, paid half yearly based on a 540,000 multiple of earnings per share for each 6 month period.
- Issue of 10,750 ordinary shares per annum if core earnings per share were at least 10% higher than the previous year. If core earnings per share growth fell below 10%, no shares were to be issued. However, if core earnings per share growth in the subsequent year exceeded 10% and made up for the previous year's shortfall, then the prior year's shares that were foregone would be issued.

Long term incentive:

- Issue of 540,000 options per annum exercisable at $7.50 (Sonic's share price at the time (February 2004) the arrangements were agreed between the Remuneration Committee and the Executive Directors) if core earnings per share increased at least 10% (compounded) each year over a base set for the 2004 financial year of $0.42. If this growth was not achieved in one year but was made up in the subsequent year, then the previously forfeited options would be issued. Up to 50% of the options may be exercised 24 months from the date of issue and 100% may be exercised 36 months from the date of issue. The options expire after 60 months from the date of issue. These options are an equity settled share based payment.

Service agreements for other executives are detailed below.

D. Schultz

No formal service contract exists. The terms and entitlements of employment are governed by normal employment law. The key terms are as follows:

- Base salary of US$340,000.
- Cash bonus arrangement (capped at 100% of base salary) based on the satisfaction of performance conditions relating to the earnings of the Group's US operations.

D. Byrne

Following the expiry of the initial term of the service contract established on the acquisition of TDL, a rolling service contract prevails with the following key terms:

- Base salary of £229,000 per annum, plus superannuation and other benefits to be reviewed annually.
- Cash bonus arrangement based on the satisfaction of performance conditions relating to the earnings of TDL (capped at 200% of base salary).
- Twelve month notice period by either party.

Dr R. Prudo

Following the expiry of the initial term of the service contract established on the acquisition of TDL, a rolling service contract prevails with the following key terms:

- Base salary of £252,000 per annum, plus superannuation and other benefits to be reviewed annually.
- Cash bonus arrangement based on the satisfaction of performance conditions relating to the earnings of TDL (capped at 200% of base salary).
- Twelve month notice period by either party.

Remuneration report (continued)

(d) Service agreements (continued)

G. Schottdorf

Following the acquisition of the Schottdorf Group, a rolling service contract was established with the following key terms:

- Base salary of €508,000.
- Cash bonus arrangement (capped at €330,000) based on the satisfaction of performance conditions relating to the earnings of the Schottdorf Group.
- Twelve month notice period by either party.

Dr M.W. Parmenter

Following Dr M.W. Parmenter's appointment as Managing Director of IPN (9 January 2006), a rolling service agreement was established with the following key terms:

- Base salary, inclusive of superannuation, for the year ended 30 June 2008 of $525,000 to be reviewed annually by the Remuneration Committee of IPN.
- Notice period of 3 months to be provided if employee terminates and notice period of 6 months to be provided if employer terminates.
- In the event that the position is made redundant as a result of Sonic acquiring 100% of the issued share capital of IPN, the employee is entitled to one month's salary for each completed year of service.

(e) Share Trading Policy

Under the Sonic Share Trading Policy, all Sonic Healthcare employees are prohibited from buying or selling Sonic Healthcare shares at any time they are aware of any material price sensitive information that has not been made public, and are reminded of the laws against "insider trading".

Certain "Designated Officers", including all directors and senior executives, are also prohibited from trading in periods other than in 8 week windows following the release of half year and full year results, and 2 week periods following Sonic Healthcare's provision to the market at any time of definitive guidance regarding the next result to be released. Exceptions to this prohibition can be approved by the Chairman (for other directors) or the Managing Director (for all other employees) in circumstances of financial hardship. All trading by Designated Officers must be notified to the Company Secretary. Prohibitions also apply to trading in financial instruments related to Sonic's shares and to trading in the shares of other entities using information obtained through employment with Sonic. In addition the Managing Director and Finance Director are required to obtain approval from the Chairman of the Remuneration Committee before selling any shares.

A recent policy addition prohibits Designated Officers from entering into transactions in products which limit the economic risk of participating in unvested entitlements under any equity based remuneration schemes. Designated Officers are required to commit to this by signing the Share Trading Policy and will forfeit their equity reward should they be found to be in breach.

All Sonic Healthcare share dealings by directors are promptly notified to the Australian Securities Exchange (ASX) in accordance with Sonic's Continuous Disclosure obligations.

This report is made in accordance with a resolution of the directors.

Dr C.S. Goldschmidt
Director

C.D. Wilks
Director

Sydney
30 September 2008

AUDITORS' INDEPENDENCE DECLARATION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile + 61 2 8266 9999

As lead auditor for the audit of Sonic Healthcare Limited for the year ended 30 June 2008, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Sonic Healthcare Limited and the entities it controlled during the period.

B K Hunter
Partner
PricewaterhouseCoopers

Sydney
30 September 2008

CORPORATE GOVERNANCE STATEMENT

The board of Sonic Healthcare continues to place great importance on the governance of the company, which it believes is vital to its well-being and success. There are two elements to the governance of companies: performance and conformance. Both are important, but it is critical that focus on conformance does not detract from the principal function of a business, which is to undertake prudent activities to:

- generate rewards for shareholders who invest their capital,
- provide services of value to customers, and
- provide meaningful employment for employees,

and to do so in a way that contributes positively to the community.

In this framework, it is crucial that shareholders have clear visibility of the actions of the Group and that they can rely on reported financial information. The Sonic board has committed itself to provide relevant, accurate information to shareholders on a timely basis and has adopted policies and procedures designed to ensure that the Group's financial reports are true and fair, meet high standards of disclosure integrity and provide all material information necessary to understand the Group's financial performance.

Sonic's board and management are committed to governance which recognises that all aspects of the Group's operations are conducted ethically, responsibly and with the highest standards of integrity. The board has adopted practices and policies designed to achieve these aims. In March 2003, the ASX Corporate Governance Council published its principles of Good Corporate Governance and Best Practice Recommendations (Recommendations). In August 2007, the ASX Corporate Governance Council published its second edition of Corporate Governance Principles and Recommendations (Revised Recommendations) to apply to financial years commencing on or after 1 January 2008. Sonic has applied the original Recommendations during the 2008 financial year, but has also taken steps during the year towards compliance with the Revised Recommendations from 1 July 2008. Sonic's board continues to review and improve Sonic's compliance with the Recommendations, implementing change in a prudent manner. Sonic's website (www.sonichealthcare.com) includes a Corporate Governance section which sets out the information required by the Recommendations plus other relevant information, including copies of all Policies, Charters and Codes referred to herein.

Sonic's Code of Ethics and Core Values (discussed below) set out the fundamental principles that govern the way that all Sonic people conduct themselves. Sonic's Core Values apply equally to every employee of Sonic and were formulated with significant input from Sonic's staff. They have been embraced throughout the Group. Sonic's Core Values are:

- Commit to Service Excellence
  To willingly serve all those with whom we deal with unsurpassed excellence.

- Treat each other with Respect & Honesty
  To grow a workplace where trust, team spirit and equity are an integral part of everything we do.

- Demonstrate Responsibility & Accountability
  To set an example, to take ownership of each situation to the best of our ability and to seek help when needed.

- Be Enthusiastic about Continuous Improvement
  To never be complacent, to recognise limitations and opportunities for ourselves and processes and to learn through these.

- Maintain Confidentiality
  With regard to patient records and all information pertaining to patients as well as other professional and commercial issues.

A description of the company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place throughout the year. Any issues of current non-compliance with the Recommendations are specifically noted and explained.

1. Board of directors

(a) Role of the board

The Board of directors is accountable to shareholders for the performance of the company and the Group and is responsible for the corporate governance practices of the Group. The board's principal objective is to increase shareholder value while ensuring that the Group's overall activities are properly managed.

Sonic's corporate governance practices provide the structure which enables the board's principal objective to be achieved, whilst ensuring that the business and affairs of the Group are conducted ethically and in accordance with the law.

The board's overall responsibilities include:

- providing strategic direction and approving corporate strategies,
- monitoring management and financial performance and reporting,
- monitoring and ensuring the maintenance of adequate risk management controls and reporting mechanisms, and
- ensuring the business is conducted ethically and transparently.

The board delegates responsibility for day-to-day management of the business to the Managing Director and senior executives. The Managing Director also oversees the implementation of strategies approved by the board. The board uses a number of committees to support it in matters that require more intensive review and involvement. Details of the board committees are provided below.

As part of its commitment to good corporate governance, the board regularly reviews the practices and standards governing the board's composition, independence and effectiveness, the accountability and compensation of directors (and senior executives) and the board's responsibility for the stewardship of the Group.

The role and responsibilities of the board, the functions reserved for the board and those delegated to management have been formalised in the Sonic Board Charter.

1. Board of directors (continued)

(b) Composition of the board

The directors of the company in office at the date of this statement are:

Name	Age	Term of office (Years)	Position	Expertise	Committees
Mr Barry Patterson	67	15	Chairman Non-Executive, independent Director	Company Management	Chairman of Remuneration and Nominations Committees, member of Audit Committee
Dr Colin Goldschmidt	54	15	Managing Director	Healthcare Industry and Company Management	Member of Risk Management and Nominations Committees
Mr Chris Wilks	50	18	Finance Director	Finance, Accounting, Banking, Secretarial and Company Management	Chairman of Risk Management Committee
Mr Peter Campbell	63	15	Non-Executive, independent Director	Finance and Accounting, Computing and Company Management	Chairman of Audit Committee, member of Remuneration and Nominations Committees
Dr Philip Dubois	62	7	Executive Director	Radiology Industry and Company Management	Member of Risk Management Committee
Mr Colin Jackson	60	8	Executive Director	Finance, Pathology Industry and Company Management	
Mr Lou Panaccio	51	3	Non-Executive, independent Director	Finance, Pathology Industry and Company Management	Member of Audit Committee
Dr Hugh Scotton	66	7	Executive Director	Radiology Industry and Company Management	

1. Board of directors (continued)

(b) Composition of the board (continued)

The composition of Sonic's board is consistent with the principle of medical management and leadership, which has been a core strategy of Sonic since 1992. Sonic's Managing Director is a qualified pathologist, and the board also includes two radiologists, ensuring that it has the capacity to understand complex medical issues and be in close touch with the medical marketplace. The presence of medical practitioners on Sonic's board also gives comfort both to referring doctors (Sonic's customers) and to owners of diagnostic practices which Sonic seeks to acquire. This strategy has resulted in a board which has a relatively high proportion of executive directors.

Dr Dubois, Mr Jackson and Dr Scotton were appointed to the board following acquisitions of practices in which they held leadership positions. Their presence on the board has played an important role in consolidating several of the larger independent practices acquired by Sonic into a cohesive group.

Sonic's non-executive directors, including the Chairman, are considered independent and perform major roles in the board committees.

For the reasons described above, Sonic does not comply with ASX Corporate Governance Council Recommendation 2.1: "A majority of the board should be independent directors". Due to the importance to Sonic of medical leadership and representation of major medical practice subsidiaries on the board, it is envisaged that Sonic will not fully comply with Recommendation 2.1 in the short to medium term. However, the establishment of a Nominations Committee in July 2003, the retirement of two executive directors at the 2003 Annual General Meeting and the appointment of Mr Lou Panaccio (June 2005) as an additional independent director were significant steps towards compliance.

The board has resolved that the position of Chairman of the board be held by an independent director, and the position of Chairman and Managing Director will be held by different persons. The board has also resolved that the mere fact that a director has been in office for a period greater than 10 years does not change that director's status as an independent. The board has specifically considered the position of Mr Barry Patterson and Mr Peter Campbell and has determined that they are independent.

The size and composition of the board is determined by the full board acting on recommendations of the Nominations Committee. Sonic's constitution requires that the board comprise no more than 12 and no less than 3 directors at any time. Sonic's constitution also requires all directors, other than the Managing Director, to offer themselves for re-election at an Annual General Meeting, such that they do not hold office without re-election for longer than three years.

(c) Board meetings

The board meets formally at least 10 times a year to consider a broad range of matters, including strategy, financial performance reviews, capital management and acquisitions. Details of meetings (both full board and committees) and attendances are set out in the Directors' report.

(d) Independent professional advice and access to information

Each director has the right to seek independent professional advice at the company's expense. However, prior approval of the Chairman is required, which is not unreasonably withheld.

All directors have unrestricted access to company records and information and receive detailed financial and operational reports from senior management during the year to enable them to carry out their duties. Directors also liaise with senior management as required and may consult with other employees and seek additional information on request.

1. Board of directors (continued)

(e) Conflicts of interest of directors

The board has guidelines dealing with disclosure of interests by directors and participation and voting at board meetings where any such interests are discussed. In accordance with the Corporations Act, any director with a material personal interest in a matter being considered by the board does not receive the relevant board papers, must not be present when the matter is being considered, and may not vote on the matter.

(f) Share trading

Under Sonic's Share Trading Policy, all Sonic employees are prohibited from buying or selling Sonic shares at any time they are aware of any material price sensitive information that has not been made public, and are reminded of the laws against "insider trading". Certain "Designated Officers", including all directors and senior executives, are also prohibited from trading in periods other than in 8 week windows following the release of half year and full year results, and 2 week periods following the provision to the market at any time by Sonic of definitive guidance regarding the next result to be released. Exceptions to this prohibition can be approved by the Chairman (for other directors) or the Managing Director (for all other employees) in circumstances of financial hardship. All trading by Designated Officers must be notified to the Company Secretary. Prohibitions also apply to trading in financial instruments related to Sonic's shares, including products which limit the economic risk of option or share holdings in Sonic, and to trading in the shares of other entities using information obtained through employment with Sonic. In addition, the Managing Director and Finance Director are required to obtain approval from the Chairman of the Remuneration Committee before selling any shares. All Sonic share dealings by directors are promptly notified to the Australian Securities Exchange (ASX).

2. Board committees

To assist the board in fulfilling its duties, there are currently four board committees whose terms of reference and powers are determined by the board. Details of committee meetings and attendances are set out in the Directors' report.

(a) Remuneration Committee

The role of the Remuneration Committee is to review and make recommendations to the board on remuneration packages and policies applicable to the Managing Director and Finance Director and to advise the board in relation to equity based incentive schemes for other employees. In addition, the Committee ensures appropriate disclosure is provided to shareholders in relation to remuneration policies and that equity based remuneration is within plans approved by shareholders. The Remuneration Committee, when deemed necessary, obtains independent advice on the appropriateness of remuneration packages.

The members of the Remuneration Committee during the year were:

Mr B.S. Patterson (Chairman)
Mr R.P. Campbell

The Remuneration Committee operates under a formal Charter and meets on an as required basis.

The current remuneration for non-executive directors is $80,000 per annum plus $10,000 per annum for each board committee upon which they serve. The maximum total remuneration per annum for non-executive directors of $800,000 was approved by shareholders in July 2001. Options are not issued and bonuses are not payable to non-executive directors. No retirement benefit schemes (other then statutory superannuation) apply to non-executive directors. Further details of Sonic's remuneration policies for executive directors and senior executives of the company, and the relationship between such policy and the company's performance are provided in the Directors' report.

2. Board committees (continued)

(b) Audit Committee

The principal role of the Audit Committee is to provide the board, investors, owners and stakeholders with confidence that the financial reports for the company represent a true and fair view of the company's financial condition and operational results in all material respects, and are in accordance with relevant accounting standards.

The members of the Audit Committee are:

Mr R.P. Campbell (Chairman)

Mr L.J. Panaccio

Mr B.S. Patterson

The external auditors, the Managing Director and the Finance Director are invited to Audit Committee meetings at the discretion of the Committee.

The responsibilities of the Audit Committee are set out in its Charter and include:

- assisting the board in its oversight responsibilities by monitoring and advising on:
  - the integrity of the financial statements of the company,
  - the company's accounting policies and practices in accordance with current and emerging accounting standards,
  - the external auditors' independence and performance,
  - compliance with legal and regulatory requirements and policies in this regard,
  - compliance with the policy framework in place from time to time, and
  - internal controls, and the overall efficiency and effectiveness of financial operations.
- providing a forum for communication between the board, executive management and external auditors.
- providing a conduit to the board for external advice on audit and financial risk management.

In fulfilling its responsibilities, the Audit Committee receives regular reports from management and the external auditors. It also meets with the external auditors at least twice a year, and more frequently if necessary, and reviews any significant disagreements between the auditors and management, irrespective of whether they have been resolved. The external auditors have a clear line of direct communication at any time to either the Chairman of the Audit Committee or the Chairman of the board.

The Audit Committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

(c) Risk Management Committee

The members of the Risk Management Committee are:

Mr C.D. Wilks (Chairman)

Dr C.S. Goldschmidt

Dr P.J. Dubois

2. Board committees (continued)

(c) Risk Management Committee (continued)

The Risk Management Committee's responsibilities are set out in its Charter and include:

- assisting the board in its oversight responsibilities by monitoring and advising on:
  - the management of operational risks, including but not limited to:
    - the company's insurance program
    - environmental risks
    - disaster recovery strategy
    - litigation against the company
    - industry related regulatory compliance.
  - compliance with the policy framework in place from time to time.
  - internal controls over operational risks.
  - the company's overall operational risk management program.
- providing a forum for communication between the board, management and external risk management advisors.
- providing a conduit to the board for external advice on operational risk management.

The Risk Management Committee does not have any responsibility in relation to strategic and financial risk management, which is the responsibility of the company's Audit Committee.

The Committee meets at least twice per year.

(d) Nominations Committee

The Nominations Committee's role, as set out in its Charter, is to:

- review the board structure.
- advise the board on the recruitment, appointment and removal of directors.
- assess and promote the enhancement of competencies of directors.
- review board succession plans.
- make recommendations on remuneration of non-executive directors.

Members of the Nominations Committee are:

Mr B.S. Patterson (Chairman)
Mr R.P. Campbell
Dr C.S. Goldschmidt

The Committee meets on an as required basis.

3. Identifying and managing business risks

Sonic recognises that risk management is an integral part of good management and corporate governance practice and is fundamental to driving shareholder value across the business.

Sonic views the management of risk as a core managerial capability. Risk management is strongly promoted internally and forms part of the performance evaluation of key executives.

(a) Responsibilities

The board determines the overall risk profile of the business and is responsible for monitoring and ensuring the maintenance of adequate risk management controls and reporting mechanisms.

To assist the board in fulfilling its duties, it is aided by the Audit Committee (in relation to strategic and financial risk management) and the Risk Management Committee (in relation to operational and compliance risk management). The board has delegated to these Committees responsibility for ensuring:

- the company's material business risks, including strategic, financial, operational and compliance risks, are identified,
- systems are in place to assess, manage, monitor and report on those risks, and that those systems are operating effectively,
- management compliance with board approved policies,
- internal controls are operating effectively across the business, and
- all Group companies are in compliance with laws and regulations relating to their activities.

The Audit Committee and Risk Management Committee update the board on all relevant matters.

Management is responsible for the identification, assessment and management of business risks, and it reports on these matters, including the effectiveness of the management of Sonic's material business risks, to the Audit Committee and Risk Management Committee through various mechanisms depending on the nature of the risks.

(b) Risk management systems and processes

Sonic's activities across all of its operating entities are subject to regular review and continuous oversight by executive management and the board committees. The Chief Executive Officers of the individual operating companies are responsible for the identification and management of risk within their business. To assist in this, executive management has developed an effective control environment to help manage the significant risks to its operations, both locally and overseas. This environment includes the following components:

- clearly defined management responsibilities, management accountabilities and organisational structures,
- established policies and procedures that are widely disseminated to, and understood by, employees,
- regular internal review of policy compliance and the effectiveness of systems and controls, in particular, through Sonic's Business Assurance Program, an internal audit function,
- comprehensive training programs for staff in relation to pathology and radiology operational practices and compliance requirements,
- strong management reporting framework for both financial and operational information,
- creation of an open culture to share risk management information and to continuously improve the effectiveness of Sonic's risk management approach,
- benchmarking across operations to share best practice and further reduce the operational risk profile,

3. Identifying and managing business risks (continued)

(b) Risk management systems and processes (continued)

- Sonic Core Values, a uniting code of conduct embraced by Sonic employees,
- centrally administered Group insurance program ensuring a consistent and adequate approach across all operating areas, and
- the appointment during the year of a professional Risk Manager to better coordinate the company's approach to material business risk management.

(c) Regulatory compliance

Sonic's pathology and radiology activities are subject to Commonwealth and State law in Australia, and similar regulatory control in offshore locations. These laws cover such areas as laboratory and collection centre operations, workplace health and safety, radiation safety, privacy of information and waste management.

Sonic's network of pathology laboratories, collection centres and radiology centres are required to meet and remain compliant with set performance criteria determined by government and industry bodies.

To support this, Sonic's operating policies and procedures are overseen by internal quality assurance and workplace health and safety managers who review operational compliance.

In addition, practising pathologists and radiologists are required to be registered and licensed in accordance with Medical Board and Government regulations. The accreditation and licensing of locations, equipment and personnel is subject to regular, random audits by Government experts and medical peer groups. Sonic also undertakes internal reviews to ensure continued best practice and compliance.

Sonic's established procedures, focus on best practice, medical leadership model, structured staff training and the external review activities serve to mitigate operational risk and support regulatory compliance.

(d) Managing Director and Finance Director certification

Sonic has adopted a policy requiring the Managing Director and the Finance Director to provide the Board with written certification in relation to its financial reporting processes. For the 2008 financial year, the Managing Director and Finance Director made the following certifications:

- that the financial records of the company have been properly maintained,
- that the financial statements and notes comply in all material respects with the accounting standards,
- that the financial statements and notes give a true and fair view, in all material respects, of the company's financial condition and operational results, and
- that the statements above are founded on a sound system of risk management and internal control which operates effectively in all material respects in relation to financial reporting risks.

4. Ethical standards

The company has adopted a Code of Ethics policy that outlines the standards required, so that the directors and management conduct themselves with the highest ethical standards. All employees of the company and its controlled entities are informed of the Code. The directors regularly review this code to ensure it reflects best practice in corporate governance. The Code is further supported by the Sonic Core Values.

5. Continuous disclosure

The Company Secretary has been nominated as the person responsible for communications with the ASX. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

Sonic has formalised its policies and procedures on information disclosure in a Policy on Continuous Disclosure. The Policy focuses on continuous disclosure of any information concerning the company and its controlled entities that a reasonable person would expect to have a material effect on the price of the company's securities, and sets out management's responsibilities and reporting procedures in this regard.

All information disclosed to the ASX is then immediately posted on the company's website. Presentations to analysts on aspects of the company's operations are released to the ASX and posted on the company's website.

6. The role of shareholders

The Board of directors aims to ensure that the shareholders are informed of all major developments affecting the Group's state of affairs. Information is communicated to shareholders as follows:

- the annual report is available to all shareholders on the company's website and is distributed to those shareholders who elect to receive it. The board ensures that the annual report includes relevant information about the operations of the Group during the year, changes in the state of affairs of the Group and details of likely future developments, in addition to the other disclosures required by law; and
- proposed major changes in the Group which may impact on share ownership rights are submitted to a vote of shareholders.

To further facilitate communication with shareholders, the company has established electronic shareholder communication processes via its Share Registry. Shareholders are able to access online annual reports, notices of meetings, proxy forms and voting, and receive electronic statements (e.g. holding statements) by email. The company has an arrangement with eTree by which it donates $1 to Landcare Australia for each shareholder email address recorded.

The board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the Group's strategy and goals. Important issues are presented to the shareholders as single resolutions.

The shareholders are responsible for voting on the appointment of directors.

7. External auditors

The company's policy is to appoint external auditors who clearly demonstrate quality and independence. The performance of the external auditor is reviewed annually. Sonic requires its external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the auditor's report. It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee.

8. Performance evaluation of the board, its committees and directors, and key executive officers

(a) The board and its committees

The board carries out an annual evaluation of its own performance in meeting its key responsibilities in accordance with the Board Charter, by undertaking the following activities:

- the Chairman discusses with each director their individual performance and ideas for improvement based on surveys completed by each director assessing their own and each other directors' performance, and
- the board as a whole discusses and analyses its own performance, including suggestions for change or improvement and assessment of the extent to which the board has discharged its responsibilities as set out in the Board Charter.

The performance review covers matters such as contribution to strategy development, interaction with management, operation and conduct of meetings, and specific performance objectives for the year ahead.

The board also obtains feedback on their performance and operations from key people such as the external auditors.

Each committee of the board is required to undertake an annual performance evaluation and report the results of this review to the board.

Performance evaluation results are discussed by the board, and initiatives are undertaken, where appropriate, to strengthen the effectiveness of the board's operation and that of its committees. The board periodically reviews the skills, experience and expertise of its directors and its practices and procedures for both the present and future needs of the company.

(b) The Managing Director and Finance Director

The performances of the Managing Director and Finance Director are formally reviewed by the board. The performance criteria include:

- economic results of the Group,
- fulfilment of objectives and duties,
- personnel and resource management,
- personal conduct and Sonic Core Values,
- corporate governance and compliance,
- risk management, and
- feedback from clients and investors.

Performance evaluation results are considered by the Remuneration Committee in determining the level and structure of remuneration for the Managing Director and Finance Director.

(c) Key executives

The Managing Director evaluates key executives at least annually with qualitative and quantitative measures against agreed business and personal objectives. These business and personal objectives are consistent with those used in the performance reviews for the Managing Director and Finance Director.

Contents

The concise financial report is an extract from the full financial report for the year ended 30 June 2008. The financial statements and specific disclosures included in the concise financial report have been derived from the full financial report. The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Sonic Healthcare Limited and its controlled entities as the full financial report. Further financial information can be obtained from the full financial report.

The full financial report and auditor's report can be accessed via the internet on our website: www.sonichealthcare.com. Alternatively, members can call +61 2 9855 5444 and request a copy of the full financial report and auditor's report, which will be sent free of charge.

CONSOLIDATED INCOME STATEMENT

	Notes	2008 $'000	2007 $'000
Revenue from operations	4	**2,365,014**	1,877,682
Other income		**15,313**	8,399
Total revenue		**2,380,327**	1,886,081
Labour and related costs		**(1,054,236)**	(846,022)
Consumables used		**(395,265)**	(286,927)
Operating lease rental expense		**(116,254)**	(84,287)
Depreciation and amortisation of physical assets		**(75,909)**	(62,105)
Borrowing costs expense		**(73,795)**	(54,302)
Transportation		**(71,595)**	(51,420)
Utilities		**(53,512)**	(42,345)
Repairs and maintenance		**(48,902)**	(42,113)
Amortisation of intangibles		**(5,906)**	(2,633)
Other expenses from ordinary activities		**(153,086)**	(123,471)
Profit from ordinary activities before income tax expense		**331,867**	290,456
Income tax (expense)/benefit		**(81,461)**	(80,402)
Profit from ordinary activities after income tax expense		**250,406**	210,054
Net (profit) attributable to minority interests		**(5,290)**	(11,982)
Profit attributable to members of Sonic Healthcare Limited		**245,116**	198,072

		Cents	Cents
Basic earnings per share	6	**75.0**	66.6
Diluted earnings per share	6	**73.5**	65.5

The above consolidated income statement should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET

As at 30 June 2008

	2008 $'000	2007 $'000
Current assets		
Cash assets and cash equivalents	**63,865**	35,960
Other financial assets (interest rate hedges)	**4,710**	4,759
Receivables	**314,151**	247,601
Inventories	**41,342**	32,429
Other	**23,775**	20,650
Total current assets	**447,843**	341,399
Non-current assets		
Receivables	**3,872**	4,245
Other financial assets (investments)	**11,618**	6,931
Property, plant and equipment	**424,966**	371,226
Investment properties	**16,500**	-
Intangible assets	**2,700,231**	2,149,437
Deferred tax assets	**22,259**	24,932
Other	**1,712**	2,292
Total non-current assets	**3,181,158**	2,559,063
Total assets	**3,629,001**	2,900,462
Current liabilities		
Payables	**187,808**	158,356
Interest bearing liabilities	**510,348**	455,689
Current tax liabilities	**19,615**	4,888
Provisions	**93,994**	78,639
Other financial liabilities (interest rate hedges)	**7,269**	542
Other	**12,159**	7,468
Total current liabilities	**831,193**	705,582
Non-current liabilities		
Interest bearing liabilities	**791,702**	719,567
Deferred tax liabilities	**5,685**	11,076
Provisions	**35,450**	19,413
Other	**2,892**	6,379
Total non-current liabilities	**835,729**	756,435
Total liabilities	**1,666,922**	1,462,017
Net assets	**1,962,079**	1,438,445
Equity		
Parent Company interest		
Contributed equity	**1,709,577**	1,242,859
Reserves	**(8,895)**	12,397
Accumulated profits	**249,308**	164,220
Total Parent Company interest	**1,949,990**	1,419,476
Minority interests	**12,089**	18,969
Total equity	**1,962,079**	1,438,445

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	2008 $'000	2007 $'000
Exchange differences on translation of foreign operations	**(34,997)**	(14,141)
Cash flow hedges (net of tax)	**(1,788)**	1,007
Revaluation of property	**3,875**	-
Actuarial gains on retirement benefit obligations (net of tax)	**1,915**	-
Net movements recognised directly in equity	**(30,995)**	(13,134)
Profit for the year	**250,406**	210,054
	219,411	196,920
Attributable to:		
Members of Sonic Healthcare Limited	**213,814**	186,951
Minority interests	**5,597**	9,969
	219,411	196,920
Effect of change in accounting policies		
Total equity at the beginning of the financial year	**1,438,445**	-
Adjustment for change of accounting policy to:		
Accumulated profits	**-**	-
Restated total equity at the beginning of the financial year	**1,438,445**	-
Profit as reported in the 2007 financial report	-	210,054
Change in accounting policy	-	-
Restated profit	-	210,054

The above consolidated statement of recognised income and expense should be read in conjunction with the accompanying notes.

CONSOLIDATED CASH FLOW STATEMENT

	2008 $'000	2007 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of goods and services tax)	**2,428,021**	1,919,997
Payments to suppliers and employees (inclusive of goods and services tax)	**(1,975,469)**	(1,536,825)
	452,552	383,172
Interest received	**8,909**	3,829
Borrowing costs	**(71,904)**	(53,632)
Income taxes paid	**(57,672)**	(65,434)
Net cash inflow from operating activities	**331,885**	267,935
Cash flows from investing activities		
Payment for purchase of controlled entities, net of cash acquired	**(683,468)**	(486,101)
Payments for property, plant and equipment, and intangibles	**(142,824)**	(129,206)
Proceeds from sale of non-current assets	**9,286**	6,281
Payments for investments	**(4,341)**	(2,186)
Payments from restructuring and surplus leased space provisions	**(847)**	(5,386)
Repayment of loans by other entities	**11,328**	4,796
Loans to other entities	**(7,984)**	(3,620)
Net cash (outflow) from investing activities	**(818,850)**	(615,422)
Cash flows from financing activities		
Proceeds from issues of shares and other equity securities	**462,392**	4,119
Proceeds from borrowings	**1,751,675**	733,808
Repayment of borrowings	**(1,549,594)**	(283,954)
Dividends paid to company's shareholders	**(161,953)**	(127,054)
Dividends paid to minority interests in subsidiaries	**(527)**	(2,604)
Net cash inflow from financing activities	**501,993**	324,315
Net increase/(decrease) in cash and cash equivalents	**15,028**	(23,172)
Cash and cash equivalents at the beginning of the financial year	**35,960**	68,156
Effects of exchange rate changes on cash and cash equivalents	**12,877**	(9,024)
Cash and cash equivalents at the end of the financial year	**63,865**	35,960

Contents

This concise financial report relates to the Group consisting of Sonic Healthcare Limited and the entities it controlled at the end of, or during, the year ended 30 June 2008. The accounting policies adopted have been consistently applied to all years presented except as disclosed in Note 2.

Note 1 Presentation currency

The presentation currency used in this concise financial report is Australian dollars.

Note 2 Change in accounting policies

(i) Change in accounting policy – AASB 2 – Group and Share Treasury Share Transactions (AASB Interpretation 11)

There has been a change in accounting policy arising from the initial adoption of AASB Interpretation 11. Previously the fair value of equity remuneration granted under various employee plans was recognised in the income statement of the Parent Company only. The fair value of options and shares granted is now recognised in the subsidiary where the recipient of the equity remuneration is employed.

The Interpretation has been applied retrospectively to the previously reported results of the Parent Company with no impact on the current or prior reporting periods for the Group.

(ii) Change in accounting policy – Investment Properties

There has been a change in accounting policy for investment properties which are now carried at fair value rather than at cost less accumulated depreciation. The change was made to provide more relevant values for the investment properties in the financial statements now that the Group has an investment property available for lease to external parties.

The change in accounting policy has been applied retrospectively to the previously reported results of the Parent Company with no impact on the current or prior reporting periods for the Group as there were no investment properties until the 2008 year.

Note 3 Segment information

Business segments

The Group's primary segment reporting format is business segments. The Group delivers medical diagnostic services in the following segments:

(i) Pathology

Pathology/clinical laboratory services provided in Australia, New Zealand, the United Kingdom, the United States of America, and Germany and Switzerland.

(ii) Radiology

Radiology and diagnostic imaging services provided in Australia, New Zealand and in 2007, Hong Kong.

(iii) Other

Includes the corporate office function and other minor operations, as well as the consolidated results of Independent Practitioner Network Limited (IPN).

Note 3 Segment information (continued)

Primary Reporting – Business Segments

2008	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Group $'000
Revenue					
External sales	1,914,338	331,389	110,378	-	2,356,105
Inter segment sales	364	296	3,990	(4,650)	-
Other income	440	1,530	13,343	-	15,313
Total segment revenue	1,915,142	333,215	127,711	(4,650)	2,371,418
Interest income					8,909
Total segment revenue					**2,380,327**
Result					
Segment result before interest and tax	365,675	40,547	(9,469)	-	396,753
Unallocated net interest expense					(64,886)
Profit before tax					331,867
Income tax expense					(81,461)
Profit after income tax expense					**250,406**
Segment assets*	2,861,535	548,068	1,519,502	(1,300,104)	**3,629,001**
Segment liabilities**	448,673	269,658	46,652	(400,111)	364,872
Unallocated liabilities					1,302,050
Total liabilities					**1,666,922**

* Segment assets for pathology and radiology include the goodwill relating to these segments. Eliminations of segmental assets represent the investments held in the 'other' business segment. Inter-segment receivables are also included in the relevant business segment.

** Segment liabilities exclude interest bearing liabilities which are deemed an unallocated liability. Inter-segment payables are included in the relevant business segment.

Note 3 Segment information (continued)

Primary Reporting – Business Segments (continued)

2007	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Group $'000
Revenue					
External sales	1,460,989	326,257	86,607	-	1,873,853
Inter segment sales	182	366	3,444	(3,992)	-
Other income	266	59	8,074	-	8,399
Total segment revenue	1,461,437	326,682	98,125	(3,992)	1,882,252
Interest income					3,829
Total segment revenue					**1,886,081**
Result					
Segment result before interest and tax	302,141	45,177	(6,389)	-	340,929
Unallocated net interest expense					(50,473)
Profit before tax					290,456
Income tax expense					(80,402)
Profit after income tax expense					**210,054**
Segment assets*	2,229,348	530,436	1,319,118	(1,178,440)	**2,900,462**
Segment liabilities**	333,618	231,452	43,445	(321,754)	286,761
Unallocated liabilities					1,175,256
Total liabilities					**1,462,017**

* Segment assets for pathology and radiology include the goodwill relating to these segments. Eliminations of segmental assets represent the investments held in the 'other' business segment. Inter-segment receivables are also included in the relevant business segment.

** Segment liabilities exclude interest bearing liabilities which are deemed an unallocated liability. Inter-segment payables are included in the relevant business segment.

Note 4 Revenue

	2008 $'000	2007 $'000
Services revenue		
Medical services revenue	**2,331,425**	1,846,843
Other revenue		
Interest received or due and receivable	**8,909**	3,829
Rental income	**13,484**	11,339
Other revenue	**11,196**	15,671
	33,589	30,839
Revenue from operations	**2,365,014**	1,877,682

Note 5 Dividends

Total dividends paid on ordinary shares during the year

Final dividend for the year ended 30 June 2007 of 29 cents (2006: 26 cents) per share paid on 20 September 2007 (2006: 19 September 2006), fully franked based on tax paid at 30%	**95,248**	76,784
Interim dividend for the year ended 30 June 2008 of 20 cents (2007: 17 cents) per share paid on 26 March 2008 (2007: 28 March 2007), fully franked based on tax paid at 30%	**66,695**	50,270
	161,943	127,054

Dividends not recognised at year end

In addition to the above dividends, since year end the directors have declared the payment of a final dividend of 32 cents (2007: 29 cents) per ordinary share, fully franked based on tax paid at 30%. The aggregate amount of the final dividend expected to be paid on 9 October 2008 out of retained profits at the end of the year, but not recognised as a liability is:	**107,203**	95,248

Note 5 Dividends (continued)

Franked dividends

The 2008 final dividend declared after the year end will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2009.

	2008 $'000	2007 $'000
Franking credits available at the year end for subsequent financial years based on a tax rate of 30%	**37,751**	74,097

The consolidated amounts include franking credits that would be available to the Parent Company if distributable profits of subsidiaries not part of the Australian tax group were paid as dividends. Under the tax consolidation legislation all of the franking credits of the Australian tax consolidated group are held by the Parent Company.

The impact on the franking account of the dividend declared by the directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $45,944,000 (2007: $40,821,000).

Dividend Reinvestment Plan (DRP)

The Board has determined that the Company's Dividend Reinvestment Plan (DRP) will operate for the 2008 final dividend. Shares issued under the DRP will have a subscription price of $12.72, 2.5% below the average of the daily volume weighted average price of Sonic shares sold (excluding off-market trades) on each of the 10 consecutive trading days from and including the second trading day after the record date for participation in the DRP which was 12 September 2008. Shares will be allocated under the DRP on 9 October 2008. Shareholders holding ~40% of Sonic's ordinary shares elected to participate in the DRP. The balance (~$65 Million) of the 2008 final dividend which has not been reinvested by shareholders in the DRP has been fully underwritten at an issue price of $12.92. The DRP was suspended in respect of the interim and final dividends for the year ended 30 June 2007 and the interim dividend for the year ended 30 June 2008.

Note 6 Earnings per share

	2008 Cents	2007 Cents
Basic earnings per share	**75.0**	66.6
Diluted earnings per share	**73.5**	65.5

	2008 Shares	2007 Shares
Weighted average number of ordinary shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**326,845,998**	297,247,195
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**333,379,534**	302,285,149

Options over ordinary shares are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share.

Details of the options exercised and issued in the period between the reporting date and the date of this report are detailed in Note 7.

The issue of ordinary shares to occur on 9 October 2008 under the Company's Dividend Reinvestment Plan and associated underwriting have not been included in the determination of diluted earnings per share.

	2008 $'000	2007 $'000
Reconciliations of earnings used in calculating earnings per share		
Net profit	**250,406**	210,054
Net (profit) attributable to minority interests	**(5,290)**	(11,982)
Earnings used in calculating basic and diluted earnings per share	**245,116**	198,072

Note 7 Share options

(a) Shares under option

Unissued ordinary shares of Sonic Healthcare Limited and its subsidiary Independent Practitioner Network Limited, under option at the date of this report are as follows:

(i) Sonic Healthcare Limited Employee Option Plan

Grant date	Expiry date	Issue price of shares	Number of options at date of report
23/09/04	23/07/09	$9.51	10,000
23/09/04	23/07/09	$9.56	205,000
15/11/06	15/09/11	$13.10	1,200,000
13/08/07	13/06/12	$13.00	500,000
31/07/08	31/05/13	$13.65	200,000
			2,115,000

The above options granted are able to be exercised subject to the following vesting periods:

- Up to 50% may be exercised after 30 months from the date of grant
- Up to 75% may be exercised after 42 months from the date of grant
- Up to 100% may be exercised after 54 months from the date of grant

(ii) Queensland X-Ray (QXR) options

Pursuant to Sonic's agreement with the vendors of QXR, Sonic is to issue a total of 1,000,000 options to staff of QXR of which 825,000 options have been issued at the date of this report. The vesting and other conditions for these options are the same as those for the Sonic Healthcare Limited Employee Option Plan.

Grant date	Expiry date	Issue price of shares	Number of options at date of report
19/02/04	19/12/08	$7.57	12,000
24/07/06	24/05/11	$12.69	40,000
			52,000

Note 7 Share options (continued)

(a) Shares under option (continued)

(iii) Executive Incentive Plan

At the date of this report the following options are on issue:

Grant date	Expiry date	Issue price of shares	Number of options at date of report
26/11/04	26/11/09	$7.50	140,000
22/08/05	22/08/10	$7.50	1,540,000
22/08/06	22/08/11	$7.50	1,540,000
24/08/07	24/08/12	$7.50	1,540,000
22/08/08	22/08/13	$7.50	1,540,000
			6,300,000

Executive Incentive Plan options expire 60 months after issue and are able to be exercised subject to the following vesting periods:

- Up to 50% may be exercised after 24 months from the date of issue
- Up to 100% may be exercised after 36 months from the date of issue

No option holder has any right under the options to participate in any other share issue of the company or of any other entity.

(iv) Independent Practitioner Network Limited Employee Share Option Scheme

Independent Practitioner Network Limited (a member of the Group) could, at the discretion of its Board of Directors, grant options over the ordinary shares in Independent Practitioner Network Limited to directors, executives and certain members of IPN's staff. For the grants on the 29 November 2007, 7 December 2006 and 20 December 2006 the options vest one third after two years, one third after three years and the balance after four years with the expiry being one year after each vesting date. Vesting is subject to EPS growth targets being met of 10% compounded annually. For all remaining grants under the plan 25% of the grant vests at each anniversary.

1,000,000 non-employee share option scheme options over unissued IPN shares were issued on 3 October 2006 to the sellers of the Redcliffe Medical Centre business. The options vest one third after two years, one third after three years and one third after four years from the date of acquisition, providing the recipients continue to practice from the Medical Centre business acquired. The options have an exercise price of $0.1441 calculated as the volume weighted average price of shares on the 30 days immediately proceeding the grant date. The options expire on 2 October 2011 and none are exercisable, or have been forfeited, at the date of this report.

In September 2008, Sonic reached agreement with IPN and the option holders to cancel all IPN options for total consideration of ~$2.4 Million to be paid on 1 October 2008.

Note 7 Share options (continued)

(a) Shares under option (continued)

(v) Schottdorf Group

3,000,000 options over unissued ordinary Sonic shares were granted on 1 July 2004 as part of the Schottdorf acquisition consideration. Each option is convertible into one ordinary share as set out below on or before 31 August 2009 at an exercise price of $6.75:

- Up to 20% may be exercised after 1 July 2005
- Up to 40% may be exercised after 1 July 2006
- Up to 60% may be exercised after 1 July 2007
- Up to 80% may be exercised after 1 July 2008
- Up to 100% may be exercised after 1 July 2009

All of the 3,000,000 options remain unexercised as at the date of this report.

No option holder has any right under the option to participate in any other issue of the company or of any other entity.

(vi) CPL

2,000,000 options over unissued ordinary Sonic shares were granted on 15 November 2006. Each option is convertible into one ordinary share as set out below at an exercise price of $13.10:

- 1,400,000 may be exercised after 1 October 2010, expiring 30 September 2011
- 300,000 may be exercised after 1 October 2011, expiring 30 September 2012
- 300,000 may be exercised after 1 October 2012, expiring 30 September 2013

All of the 2,000,000 options remain unexercised as at the date of this report.

No option holder has any right under the option to participate in any other issue of the company or of any other entity.

(vii) Medica Laboratory Group

1,000,000 options over unissued ordinary Sonic shares were granted on 13 August 2007 as part of the Medica acquisition consideration. Each option is convertible into one ordinary share after 30 May 2012 and on or before 30 September 2012 at an exercise price of $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.

All of the 1,000,000 options remain unexercised as at the date of this report.

No option holder has any right under the option to participate in any other issue of the company or of any other entity.

Note 7 Share options (continued)

(a) Shares under option (continued)

(viii) Bioscientia Healthcare Group

1,000,000 options over unissued ordinary Sonic shares were granted on 3 October 2007 as part of the Bioscientia acquisition consideration. Each option is convertible into one ordinary share as set out below on or before 3 August 2012 at an exercise price of $14.16:

- Up to 50% may be exercised after 3 April 2010
- Up to 75% may be exercised after 3 April 2011
- Up to 100% may be exercised after 3 April 2012

All of the 1,000,000 options remain unexercised as at the date of this report.

No option holder has any right under the option to participate in any other issue of the company or of any other entity.

(ix) Labor 28 Group

500,000 options over unissued ordinary Sonic shares were granted on 25 July 2008 as part of the Labor 28 acquisition consideration (Note 8). All of the 500,000 options remain unexercised as at the date of this report.

(b) Shares issued on the exercise of options up to the date of this report

(i) Sonic Healthcare Limited Employee Option Plan Options:

A total of 427,000 ordinary shares of Sonic were issued during the year ended 30 June 2008 on the exercise of options granted under the Sonic Healthcare Limited Employee Option Plan and a further 22,500 shares have been issued since that date, but prior to the date of this report. The amounts paid on issue of those shares were:

Number of options	Amounts paid (per share)
309,500	$6.30
140,000	$9.56
449,500	

(ii) Queensland X-Ray (QXR) Options:

A total of 78,000 ordinary shares of Sonic were issued during the year ended 30 June 2008 on the exercise of QXR options and 55,000 shares have been issued since that date, but prior to the date of this report. The amounts paid on issue of those shares were:

Number of options	Amounts paid (per share)
50,000	$6.01
83,000	$7.57
133,000	

Note 7 Share options (continued)

(b) Shares issued on the exercise of options up to the date of this report (continued)

(iii) Executive incentive plan:

A total of 1,400,000 ordinary shares were issued on the exercise of options after 30 June 2008 but prior to the date of this report. The amount paid per share was $7.50.

(iv) Independent Practitioner Network Limited Employee Share Option Scheme:

A total of 380,000 ordinary shares of IPN were issued during the year ended 30 June 2008 on the exercise of options granted under the Independent Practitioner Network Limited Employee Share Option Scheme. The amounts paid per share on issue of those shares was $0.1255.

No amounts are unpaid on any of these shares.

Note 8 Events occurring after reporting date

Since the end of the financial year, the directors are not aware of any matter or circumstance not otherwise dealt with in these financial statements that has significantly or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years, other than as follows:

- On 1 July 2008 Sonic completed the acquisition of 100% of the Labor 28 Group based in Berlin, Germany for a purchase price of ~€74 Million. The initial accounting for the acquisition has been determined only provisionally at the date of this report, given the recent settlement date. Sonic is still in the process of reviewing the acquisition balance sheet and identifying assets and liabilities not previously recorded, so as to determine the fair values of identifiable assets, liabilities, and contingent liabilities. Based on the provisional accounting the indicative fair value of net tangible assets acquired is ~€2 Million, with a provisional goodwill value of ~€72 Million.

- On 1 July 2008 Sonic acquired the Laboratory Prof. Krech Group, its second acquisition in Switzerland for a purchase price of ~CHF6 Million. The initial accounting for the acquisition has been determined only provisionally at the date of this report, given the recent settlement date. Sonic is still in the process of reviewing the acquisition balance sheet and identifying assets and liabilities not previously recorded, so as to determine the fair values of identifiable assets, liabilities, and contingent liabilities. Based on the provisional accounting the indicative fair value of net tangible assets acquired is ~CHF0.4 Million, with a provisional goodwill value of ~CHF5.6 Million.

- On 31 July 2008 Sonic established an additional A$160 Million three year term debt facility with two of its existing bankers, to re-establish "headroom" for expansion.

- On 20 August 2008 Sonic's Directors declared a final dividend of 32 cents per ordinary share payable on 9 October 2008. Sonic's Dividend Reinvestment Plan has been reinstated for this dividend with shareholders holding ~40% of Sonic's ordinary shares electing to participate. The balance (~$65 Million) of the 2008 final dividend not reinvested by shareholders in the DRP has been fully underwritten at an issue price of $12.92. Shares under the DRP will be issued on 9 October 2008 at a price of $12.72.

- On 1 September 2008 Sonic completed the acquisition of 100% of the GLP Medical Group based in Hamburg, Germany for a purchase price of ~€30 Million. Given this acquisition only recently settled, the process of determining the fair value of identifiable assets, liabilities, contingent liabilities, and the amount of goodwill arising from the acquisition has only just commenced.

Note 8 Events occurring after reporting date (continued)

- On 2 September 2008 Sonic completed the acquisition of 100% of Clinical Laboratories of Hawaii and its associated anatomical pathology practice, Pan Pacific Pathologists, for a purchase price of ~US$121 Million. Given this acquisition only recently settled, the process of determining the fair value of identifiable assets, liabilities, contingent liabilities, and the amount of goodwill arising from the acquisition has only just commenced.

- On 25 September 2008 the Appeal Court of New Zealand reversed a previous High Court decision that stopped the award of a new community laboratory services contract in Auckland, New Zealand to a competitor. Sonic intends to apply for leave to appeal this judgment in the Supreme Court of New Zealand and expects that Sonic's current contract, which ends on 31 December 2008, will be extended for at least a further six months to allow time for the new appeal process. This contract represented ~3% of Sonic's 2008 revenue and EBITA.

- The Scheme of Arrangement under which Sonic will acquire all of the shares in Independent Practitioner Network Limited ("IPN") which it does not already own became effective on 16 September 2008, having been approved by IPN shareholders and the Federal Court of Australia, and will be implemented on 30 September 2008. Sonic will pay ~A$75.6 Million for the shares plus ~A$2.4 Million to cancel options over unissued IPN shares.

DIRECTORS' DECLARATION

The directors declare that in their opinion, the concise financial report of the Group for the year ended 30 June 2008 as set out on pages 45 to 62 complies with Accounting Standard AASB 1039: *Concise Financial Reports*.

The concise financial report is an extract from the full financial report for the year ended 30 June 2008. The financial statements and specific disclosures included in the concise financial report have been derived from the full financial report.

The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report, which is available on request.

This declaration is made in accordance with a resolution of the directors.

Dr C.S. Goldschmidt
Managing Director

C.D. Wilks
Director

Sydney
30 September 2008

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile + 61 2 8266 9999

Report on the concise financial report

The accompanying concise financial report of Sonic Healthcare Limited comprises the balance sheet as at 30 June 2008, the income statement, statement of recognised income and expense and cash flow statement for the year then ended and related notes, derived from the audited financial report of Sonic Healthcare Limited for the year ended 30 June 2008. The concise financial report does not contain all the disclosures required by the Australian Accounting Standards.

Directors' responsibility for the concise financial report

The directors are responsible for the preparation and presentation of the concise financial report in accordance with Accounting Standard AASB 1039 *Concise Financial Reports*, and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation of the concise financial report; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the concise financial report based on our audit procedures. We have conducted an independent audit, in accordance with Australian Auditing Standards, of the financial report of Sonic Healthcare Limited for the year ended 30 June 2008. Our audit report on the financial report for the year was signed on 30 September 2008 and was not subject to any modification. The Australian Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report for the year is free from material misstatement.

Our procedures in respect of the concise financial report included testing that the information in the concise financial report is derived from, and is consistent with, the financial report for the year, and examination on a test basis, of evidence supporting the amounts and other disclosures which were not directly derived from the financial report for the year. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report complies with Accounting Standard AASB 1039 *Concise Financial Reports*.

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF SONIC HEALTHCARE LIMITED (CONTINUED)

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the concise financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion on the financial report

In our opinion, the concise financial report of Sonic Healthcare Limited for the year ended 30 June 2008 complies with Australian Accounting Standard AASB 1039: *Concise Financial Reports*.

Auditor's opinion on the remuneration report

In our opinion, the Remuneration Report of Sonic Healthcare Limited for the year ended 30 June 2008 complies with section 300A of the *Corporations Act 2001*.

PricewaterhouseCoopers

B K Hunter
Partner

Sydney
30 September 2008

SHAREHOLDERS' INFORMATION

1. Information relating to shareholders

(a) Distribution schedule as at 19 September 2008

	No. of holders ordinary shares
1 – 1,000	10,383
1,001 – 5,000	11,764
5,001 – 10,000	1,071
10,001 – 100,000	668
100,001 and over	132
	24,018
Voting rights – on a show of hands	1/member
– on a poll	1/share
Percentage of total holding held by the twenty largest holders	78.48%
Number of holders holding less than a marketable parcel	216

(b) Substantial shareholders as at 19 September 2008

The company has received substantial shareholding notices to 19 September 2008 in respect of the following holdings:

	No. of securities	Percentage held
Jardvan Pty Limited	18,458,704	5.51%

(c) Names of the twenty largest holders of equity securities as at 19 September 2008

	No. of securities	Percentage held
National Nominees Limited	57,954,850	17.30%
J P Morgan Nominees Australia Limited	57,719,233	17.23%
HSBC Custody Nominees (Australia) Limited	53,837,165	16.07%
Citicorp Nominees Pty Limited	25,242,994	7.53%
Jardvan Pty Ltd	18,458,704	5.51%
Cogent Nominees Pty Ltd	7,652,668	2.28%
ANZ Nominees Limited	7,007,649	2.09%
Queensland Investment Corporation	5,917,588	1.77%
AMP Life Limited	4,251,328	1.27%
Polly Pty Ltd	3,816,646	1.14%
Merrill Lynch (Australia) Nominees Pty Limited	3,583,560	1.07%
Bond Street Custodians Limited	3,128,862	0.93%
UBS Nominees Pty Ltd	2,861,921	0.85%
RBC Dexia Investor Services Australia Nominees Pty Limited	2,524,628	0.75%
PSS Board	2,506,799	0.75%
Argo Investments Limited	1,569,483	0.47%
Quintal Pty Ltd	1,500,707	0.45%
Neweconomy Com Au Nominees P/L	1,133,554	0.34%
Invia Custodian Pty Ltd	1,127,883	0.34%
Tasman Asset Management Ltd	1,125,352	0.34%
	262,921,574	**78.48%**

2. Unquoted equity securities as at 19 September 2008

	No. on issue	No. of holders
Options over unissued ordinary shares	15,967,000	68

3. Share Registry

Computershare Investor Services Pty Limited
Registered address: Level 5, 115 Grenfell Street, Adelaide, SA 5000
Postal address: GPO Box 1903, Adelaide, SA 5001

Enquiries within Australia: 1300 556 161
Enquiries outside Australia: +61 3 9415 4000
Investor enquiries facsimile: +61 8 8236 2305
Email: web.queries@computershare.com.au

Shareholders with enquiries should email, telephone or write to the Share Registry.

Separate shareholdings may be consolidated by advising the Share Registry in writing or by completing a Request to Consolidate Holdings form which can be found online at the above website.

Change of address should be notified to the Share Registry by telephone or in writing without delay. Shareholders who are broker sponsored on the CHESS sub-register must notify their sponsoring broker of a change of address.

Direct payment of dividends into a nominated account may be arranged with the Share Registry. Shareholders are encouraged to use this option by completing a payment instruction form online or advising the Share Registry in writing with particulars.

The Annual Report is produced for your information. However, should you receive more than one or wish to be removed from the mailing list for the Annual Report, please advise the Share Registry. You will continue to receive any Notices of Meetings and Proxy Forms.

Supporting the environment through eTree

Sonic Healthcare Limited is a participating member of eTree and proud to support this environmental scheme encouraging security holders to register to access all their communications electronically. Our partnership with eTree is an ongoing commitment to driving sustainable initiatives that help security holders contribute to a greener future.

For every email address registered at www.eTree.com.au/sonichealthcare, a donation of $1 is made to Landcare Australia. With your support of the eTree project, Sonic Healthcare has decreased its annual report and print production by ~10%. The result, in conjunction with Landcare Australia, is thousands of new trees being planted in reforestation projects around Australia and New Zealand. Furthermore, the ongoing benefits of this initiative include a reduction in energy and water resources associated with paper production.

We also encourage you to visit eTree if your email address has changed and you need to update it. For every updated registration, $1 will be donated to Landcare Australia. To register, you will need your Security Holder Reference Number (SRN) or Holder Identification Number (HIN).

4. Annual General Meeting

The Annual General Meeting will be held at The Winten Teale Buchanan Room, The Four Seasons, 199 George Street, Sydney at 10.00am on Thursday 20th November 2008.

SONIC
HEALTHCARE

"We take it personally"

Annual Report 2008

SONIC HEALTHCARE LIMITED
ACN 004 196 909

THIS DOCUMENT IS IMPORTANT
If you do not understand it or are in any doubt about how to act, you should consult your stockbroker, solicitor, accountant or other professional adviser immediately.

NOTICE OF ANNUAL GENERAL MEETING 2008

AND

EXPLANATORY MEMORANDUM

The annual general meeting of shareholders will be held in The Winten Teale Buchanan Room, Four Seasons Hotel at 199 George Street, Sydney NSW on 20 November 2008, commencing at 10.00am (Sydney time).

If you are unable to attend the meeting, you are encouraged to appoint a proxy to attend and vote on your behalf. Proxies must be appointed in accordance with the instructions set out in the proxy form enclosed with this booklet. Proxy appointments must be received by no later than 10.00am (Sydney time) on 18 November 2008.

A copy of Sonic's concise report for the financial year ended 30 June 2008 is accessible on Sonic's website at the following address: www.sonichealthcare.com/annualreports.aspx.
As permitted by the *Corporations Act 2001* (Cth), a physical copy of the concise report has been sent only to shareholders who have elected to receive a physical copy.

Notice of Annual General Meeting 2008

Notice is given that the 2008 Annual General Meeting of Sonic Healthcare Limited ("Sonic" or "the Company") will be held in The Winten Teale Buchanan Room, Four Seasons Hotel, 199 George Street, Sydney NSW on Thursday, 20 November 2008, commencing at 10.00am (Sydney time).

Agenda

ORDINARY BUSINESS

Financial Statements and Reports

To receive and consider:

(a) the financial report of the Company;

(b) the directors' report; and

(c) the auditor's report

for the financial year ended 30 June 2008.

Re-election of Directors

To consider and, if thought fit, to pass each of the following resolutions as an ordinary resolution:

1. ***THAT*** *Mr Peter Campbell, who retires in accordance with Article 71 of the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a director of the Company.*

2. ***THAT*** *Mr Lou Panaccio, who retires in accordance with Article 71 of the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a director of the Company.*

3. ***THAT*** *Mr Chris Wilks, who retires in accordance with Article 71 of the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a director of the Company.*

VOTING NOTE:
All members are entitled to vote on Resolutions 1, 2 and 3.

Remuneration Report

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

4. ***THAT*** *the remuneration report for the financial year ended 30 June 2008 is adopted.*

VOTING NOTE:

All members are entitled to vote on Resolution 4. The vote on this resolution is advisory only and does not bind the Company or its directors.

SPECIAL BUSINESS

Issue of shares to the underwriter of the DRP in relation to the 2008 final dividend

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

5. ***THAT****, for the purposes of ASX Listing Rule 7.4, approval is given to the issue by the Company on 10 October of 4,939,366 ordinary shares to the underwriter of the Dividend Reinvestment Plan of the Company (**DRP**) in relation to the 2008 final dividend of the Company.*

VOTING NOTE:

The Company will disregard any vote cast on Resolution 5 by Citigroup Global Markets Australia Pty Limited (**Citi**), and by any associate of Citi.

However, the Company will not disregard a vote cast on Resolution 5 if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Approval of the issue of securities under the Sonic Healthcare Limited Employee Option Plan as an exception to ASX Listing Rule 7.1

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

6. ***THAT****, for the purposes of ASX Listing Rule 7.2 and all other purposes, the issue of options, and shares following the valid exercise of such options, under and in accordance with the terms of the Sonic Healthcare Limited Employee Option Plan be approved.*

VOTING NOTE:

Sonic shall disregard any votes cast in respect of Resolution 6 by:

- an executive director of the Company (on the basis that they are eligible to participate in an employee incentive scheme of the Company); and
- any associate of an executive director of the Company.

However, the Company will not disregard a vote cast on Resolution 6 if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

issue of 1,750,000 options to Dr Colin Goldschmidt, the Company's Chief Executive Officer and Managing Director, under the Sonic Healthcare Limited Employee Option Plan as the long term incentive component of his remuneration for the 2009, 2010 and 2011 financial years, subject to the terms and conditions set out in the attached Explanatory Memorandum

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

7. ***THAT****, for the purposes of ASX Listing Rule 10.14 and all other purposes, approval is given for the issue to, and the acquisition by, Dr Colin Goldschmidt of 1,750,000 options under the Sonic Healthcare Limited Employee Option Plan and subsequently up to 1,750,000 ordinary shares in the Company following the valid exercise of any such options subject to the terms and conditions referred to in the Explanatory Memorandum section of this Notice.*

VOTING NOTE:

Sonic shall disregard any votes cast in respect of Resolution 7 by:

- Dr Colin Goldschmidt;
- all other executive directors of the Company (on the basis that they are eligible to participate in an employee incentive scheme of the Company); and
- any of their associates.

However, the Company will not disregard a vote cast on Resolution 7 if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Issue of 875,000 options to Mr Chris Wilks, the Company's Finance Director and Chief Financial Officer, under the Sonic Healthcare Limited Employee Option Plan as the long term incentive component of his remuneration for the 2009, 2010 and 2011 financial years, subject to the terms and conditions set out in the attached Explanatory Memorandum

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

8. ***THAT***, *for the purposes of ASX Listing Rule 10.14 and all other purposes, approval is given for the issue to, and the acquisition by, Mr Chris Wilks of 875,000 options under the Sonic Healthcare Limited Employee Option Plan and subsequently up to 875,000 ordinary shares in the Company following the valid exercise of any such options subject to the terms and conditions referred to in the Explanatory Memorandum section of this Notice.*

VOTING NOTE:

Sonic shall disregard any votes cast in respect of Resolution 8 by:

- Mr Chris Wilks;
- all other executive directors of the Company (on the basis that they are eligible to participate in an employee incentive scheme of the Company); and
- any of their associates.

However, the Company will not disregard a vote cast on Resolution 8 if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

ADDITIONAL INFORMATION:

This Notice is accompanied by an Explanatory Memorandum which provides an explanation of the business of the meeting, including the proposed resolutions.

Voting Entitlements

1. For the purposes of the 2008 Annual General Meeting, the shares of the Company that are on issue as at 7.00pm on 18 November 2008 will be taken to be held by the persons who held them at that time. Accordingly, you will be entitled to vote at the meeting if, and only if, you are a registered member of the Company at 7.00pm on 18 November 2008. Transfers registered after that time will be disregarded in determining members entitled to attend and vote at the meeting.

Proxies

2. A member has a right to appoint a proxy, who need not be a member of the Company.

3. If a member is entitled to cast two or more votes, the member may appoint two proxies. If a member appoints two proxies, neither proxy is entitled to vote on a show of hands.

4. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the member's voting rights (disregarding fractions).

5. You may return your proxy form to Sonic's share registry by faxing, posting or delivering it to the relevant address below, or to the registered office of Sonic.

   By fax: 1800 783 447

   By Mail: Sonic Healthcare Limited
   C/o Computershare Investor Services Pty Limited
   GPO Box 242
   Melbourne VIC 3001
   Australia

6. To be effective for the scheduled meeting, your proxy form must be received no later than 48 hours before commencement of the Annual General Meeting (i.e. by 10.00am (Sydney time) on 18 November 2008). A proxy form accompanies this Notice.

7. Alternatively, you may appoint a proxy using an electronic facility available at the website www.investorvote.com.au. At the website, members will be able to view an electronic version of the proxy form, which will accept proxy appointments and register them accordingly. A member who wishes to use this facility must register their proxy appointment by no later than 10.00am (Sydney time) on 18 November 2008.

8. A proxy may decide whether or not to vote on any motion, unless the proxy is required by law or the Company's constitution to vote. Unless a member specifically directs the proxy how to vote on a proposed resolution, the proxy may vote as he or she thinks fit on that resolution. If the member specifically directs the proxy how to vote on a proposed resolution, the proxy may only vote on that item in the way the member directed.

9. If a member appoints the Chairman of the meeting as proxy and does not direct the Chairman how to vote on any of the proposed resolutions set out in this Notice, then the Chairman intends to vote in favour of the resolution if a poll is called on the resolution.

By ORDER of the Board of directors

Paul Alexander
Company Secretary

Dated: 20 October 2008

ORDINARY BUSINESS

Financial Statements and Reports

The financial report of the Company and the reports of the directors and auditors for the financial year ended 30 June 2008 will be laid before the Annual General Meeting, as required by the *Corporations Act 2001 (Cth)* (**Corporations Act**). Shareholders can access a copy of the reports (which form part of Sonic's 2008 Annual Report) and a copy of the concise report on the Company's website at *www.sonichealthcare.com*. As permitted by the Corporations Act, a physical copy of the concise report has been sent only to shareholders who have elected to receive a physical copy.

During this item of business, shareholders will be provided with a reasonable opportunity to ask questions about, and make comments on, the reports and the management, business and performance of the Company.

Shareholders will also be given a reasonable opportunity to ask a representative of the Company's auditor, PricewaterhouseCoopers, questions relevant to the conduct of the audit, the preparation and content of the auditor's report, the accounting policies adopted by the Company in relation to the preparation of the financial statements or the independence of the auditor in relation to the conduct of the audit. Shareholders may also submit a written question to PricewaterhouseCoopers if the question is relevant to the content of the auditor's report for the financial year ended 30 June 2008 or the conduct of the audit of the financial report for that year. Questions for the auditor must be received by the Company by no later than Tuesday, 13 November 2008. At the meeting, PricewaterhouseCoopers will be given the opportunity to answer, or table written answers to, relevant questions.

Resolutions 1, 2 and 3 – Re-election of Directors

Under Article 71 of the Constitution of the Company and in accordance with the Listing Rules of ASX Limited, no director, other than the Managing Director, may hold office for a continuous period in excess of 3 years or past the third Annual General Meeting following the director's appointment, whichever is the longer, without submitting for re-election. Mr Campbell, Mr Panaccio and Mr Wilks are required to retire as directors at the end of the 2008 Annual General Meeting but, being eligible, offer themselves for re-election.

Brief biographical details of Mr Campbell, Mr Panaccio and Mr Wilks are set out below:

MR PETER CAMPBELL

F.C.A., F.T.I.A., F.A.I.C.D.

Mr Campbell is a Chartered Accountant with his own practice based in Sydney. He is a Fellow of the Institute of Chartered Accountants in Australia, the Taxation Institute of Australia and the Australian Institute of Company Directors. He is a Registered Company Auditor. Mr Campbell is considered to be an independent director and is the Chairman of the Audit Committee and a member of both the Remuneration Committee and the Nominations Committee. Mr Campbell is currently a non-executive director of Silex Systems Limited (since 1996), Admerex Limited (since January 2007) and also of QRxPharma Limited (since April 2007).

Mr Campbell has been a director of the Company since 1993.

MR LOU PANACCIO

B.Ec, C.A., M.A.I.C.D.

Mr Panaccio is a chartered accountant with strong management experience in business and healthcare services. He is currently Managing Director of the Monash IVF Group, non-executive Chairman of Health Networks Australia, non-executive Chairman of CPW Group and a non-executive director of the Inner Eastern Community Health Service in Victoria. He was formerly a non-executive director of Primelife Corporation Limited from 2001 until November 2005. Mr Panaccio was the Chief Executive Officer and an executive director of Melbourne Pathology for ten years to 2001. Mr Panaccio is considered to be an independent director and is a member of the Audit Committee.

Mr Panaccio has been a director of the Company since 2005.

MR CHRIS WILKS

Finance Director and Chief Financial Officer
B.Comm. (Univ Melb), A.S.A., F.C.I.S., F.A.I.C.D.

Mr Wilks has a background in chartered accounting and investment banking. He was previously a partner in a private investment bank and has held directorships for a number of public companies. Mr Wilks is the Chairman of the Risk Management Committee. He is a non-executive director of Independent Practitioner Network Limited (since August 2005), an executive director of Silex Systems Limited (since 1988), and was formerly a non-executive director of SciGen Ltd from 1999 to October 2005.

Mr Wilks has been a director of the Company since 1989, and the Finance Director and Chief Financial Officer since 1992.

Resolution 4 – Remuneration Report

Sonic's 2008 Annual Report contains a remuneration report (which forms part of the directors' report), which sets out the board's remuneration policy and reports the remuneration arrangements in place for directors and specified executives for the financial year ended 30 June 2008.

A resolution for adoption of the remuneration report will be put to the vote at the Annual General Meeting, as required by the Corporations Act. In accordance with the Corporations Act, the vote on Resolution 4 will be advisory only and will not bind the directors or the Company.

Shareholders will be provided with a reasonable opportunity to ask questions about and make comments on the remuneration report at the Annual General Meeting.

Resolution 5 - Issue of shares to the underwriter of the DRP in relation to the 2008 final dividend

BACKGROUND

On 21 August 2008, the Company announced that it had entered into an underwriting agreement with Citi in respect of its DRP for the 2008 final dividend of 32 cents per share, which was payable to participating shareholders on 9 October 2008. Shares issued to Citi were priced at a discount of 1% to the arithmetic average of the daily volume weighted average price of Sonic shares sold (excluding off-market trades) on the ASX during the pricing period from 16 September 2008 and concluding on 29 September 2008. Shares issued to existing shareholders under the DRP were issued on 9 October 2008 at a 2.5% discount. Approximately $64 million was underwritten by Citi. On 10 October 2008, shares were issued to Citi as follows:

Persons to whom the issue was made	**Date of Issue**	**No. of shares issued**	**Issue price**	**Terms of shares issued**	**Use of funds raised**
Issued to Citi under an underwriting agreement	10 October 2008	4,939,366	$12.92	Ordinary shares ranking equally with other all other ordinary shares in the Company	To fund the balance of the Company's 2008 final dividend not reinvested by shareholders in the DRP.

EFFECT OF APPROVAL

In general terms, Listing Rule 7.1 of the ASX Listing Rules imposes a 15% cap on the number of shares that can be issued by Sonic, without the approval of shareholders (or an ASX waiver), in any 12 month period (**15% limit**). However, Sonic is permitted to issue shares (or other securities) in excess of the 15% limit if those shares are issued in reliance on an exception to Listing Rule 7.1 or the issue is approved by shareholders (or an ASX waiver is obtained). Listing Rule 7.4 enables shareholders to subsequently approve the issue of such shares for the purposes of Listing Rule 7.1.

The effect of the approval by shareholders of Resolution 5 would be that the shares set out in the above table will not count towards the 15% limit and would effectively increase the number of shares from which the 15% limit is calculated for the 12 months following the date of issue.

The directors consider that it is appropriate and prudent, and in the best interests of the Company, for approval to be sought at the Annual General Meeting in respect of the issue of shares to Citi under the underwriting agreement, as this approval will enhance Sonic's flexibility to finance strategic transactions through raising equity capital should the directors consider that it is in the best interests of the Company to do so.

If this approval is not given at the meeting, the Company may need to incur the costs and delay of convening a special meeting of the Company in order to approve the issue of securities proposed by the directors during the period up to 9 October 2009 (i.e. 12 months from the date of issue).

Accordingly, the directors are seeking the approval of shareholders at the Annual General Meeting for the purposes of Listing Rule 7.4 so that the issue of shares to Citi under the underwriting agreement will not count towards the 15% limit.

Resolution 6 - Approval of the issue of securities under the Sonic Healthcare Limited Employee Option Plan as an exception to ASX Listing Rule 7.1

The Sonic Healthcare Limited Employee Option Plan (Plan) was last approved by shareholders for the purposes of ASX Listing Rule 7.2 at the 2003 Annual General Meeting held on 27 November 2003. Since the date of that approval, a total of 2,280,000 options and 6,695,650 shares have been issued under the Plan.

Shareholder approval is accordingly being sought under Resolution 6 for the purposes of ASX Exception 9 in ASX Listing Rule 7.2 as an exception to Listing Rule 7.1. Exception 9 provides that if shareholders approve the issue of securities under an employee incentive scheme (such as the Plan) as an exception to Listing Rule 7.1, then Listing Rule 7.1 will not apply to any issue under that scheme for the 3 years following the date of approval. Accordingly, if Resolution 6 is passed, the number of securities (shares or options) issued under the Plan by the Company for the 3 years following the date of this Annual General Meeting, including those options issued to Dr Goldschmidt and Mr Wilks under Resolutions 7 and 8, will not count towards the 15% limit. As the last approval of the Plan given by shareholders was more than 3 years ago, the Company believes it to be an appropriate corporate governance initiative to seek approval of the issue of securities under the Plan to re-start the application of Exception 9 to the Plan.

SUMMARY OF THE TERMS OF THE PLAN

In accordance with the requirements of Exception 9 to ASX Listing Rule 7.1, the terms of the Plan are summarised below. A complete copy of these terms is available to shareholders free of charge on request.

1. *Participants*

The Company may offer options under the Plan as the Board sees fit to the following persons:

- a full-time or part-time employee of the Company or any of its associated bodies corporate;
- an executive director of the Company or any of its associated bodies corporate who has been such a director for a continuous period of at least one year; and
- any other person that provides services to the Company or any associated body corporate who the Board deems to be covered by the Plan.

2. *Exercise price*

Unless determined otherwise by the Board, the exercise price of an option issued under the Plan will be determined by adding 5 cents to the weighted average sale price per share for Sonic shares sold on ASX in the five business days preceding the date of issue of the option.

3. *Exercise of options*

Unless determined otherwise by the Board, the options will vest and become exercisable as follows:

- up to 50% of the options held may be exercised after 30 months from the date of issue;
- up to 75% of the options held may be exercised after 42 months from the date of issue;
- up to 100% of the options held may be exercised after 54 months from the date of issue; and
- options may not be exercised at any time after 58 months from the date of issue of the options, or if the options have lapsed.

If an option holder ceases to be an employee or director by reason of dismissal, expiry of contract or resignation (other than as a result of the person reaching retirement age or suffering an illness or

incapacity), the options held by that person will lapse unless the Company determines otherwise. If an option holder ceases to be an employee or director by reason of retirement (as defined in the Plan), the options held by that person will remain capable of exercise in accordance with the time periods described above unless the Board determines otherwise.

Options may be exercised after the option holder gives the Company notice together with payment of the exercise price. Shares will be issued to that person within 21 days of the Company's receipt of such notice and in a multiple of 500 shares or otherwise the number of shares applicable to the remainder of the options to be exercised.

4. Consideration

Any monetary consideration payable for an issue of options must not exceed the lesser of 1 cent and 1% of the exercise price of the option.

5. Maximum number of shares

The number of shares that would be issued were each option under the Plan exercised must not at any time exceed 5% of the total number of shares in the Company on issue disregarding issues of options or issues of shares on the exercise of options following an offer or invitation to a person situated outside Australia or by an excluded offer or invitation.

Shares issued on the exercise of an option will rank equally in all respects with other issued ordinary shares in the Company and the Company must apply for the quotation of such shares.

6. Takeover bid

All unexercised options will become exercisable within 30 days (or such longer period as the Board determines) of a takeover bid being made in respect of shares in the Company. After such period, unexercised options will continue in force subject to the terms of the Plan.

7. Adjustment

In the event of a pro-rata, bonus or cash issue, the number of shares underlying the options on issue and the exercise price of the options may be adjusted in accordance with the ASX Listing Rules and the terms of the Plan. Adjustments will also be made in the event of a reorganisation of the capital structure of Sonic, including consolidations, sub-divisions and cancellations. In any case, the rights of an option holder must be changed under a reorganisation of the Company's issued capital to the extent necessary to comply with the Listing Rules applicable at the time of such reorganisation.

8. Rights to new issues

Options do not confer on the relevant holder any rights to participate in new issues of securities by the Company or any other body corporate, except any rights arising in respect of a reorganisation of the Company's issued capital.

9. Alteration of the Plan

Subject to the requirements of the ASX Listing Rules, the Board may at any time vary the terms of the Plan, provided that the interests of the participants are not, in the opinion of the Board, materially prejudiced.

Resolutions 7 and 8 – Issue of options to Dr Goldschmidt, Chief Executive Officer and Managing Director, and Mr Wilks, Finance Director and Chief Financial Officer, as the long term incentive components of their remuneration for the 2009, 2010 and 2011 financial years.

BACKGROUND

The previous long term incentive arrangements for Dr Goldschmidt and Mr Wilks applied for the 5 financial years up to and including 2008 (having been approved by shareholders at the 2004 and 2005 Annual General Meetings). Properly designed equity incentives are an important component of senior executive remuneration. The Board has therefore designed the proposed grant of options to these key executives as the long term incentive component of their remuneration for the 2009, 2010 and 2011 financial years, to ensure their remuneration is in line with market expectations and appropriate to retain their services, after taking into consideration their other remuneration components. Independent external advice has been considered by the Board in formulating this proposal. The Remuneration Committee has negotiated these arrangements with Dr Goldschmidt and Mr Wilks, subject to shareholder approval. Should shareholders not approve the issue of the options, the Board will need to negotiate non equity long term incentives of an equivalent value for Dr Goldschmidt and Mr Wilks.

Shareholder approval is therefore sought for the issue by the Company of 1,750,000 options to Dr Colin Goldschmidt and 875,000 options to Mr Chris Wilks under the Plan, and the subsequent issue of ordinary shares in the Company to these directors following the valid exercise of any such options. The specific terms and conditions of these options are set out in this Explanatory Memorandum.

Approval under ASX Listing Rule 10.14

Shareholder approval of the issue of the securities proposed under Resolutions 7 and 8 is required under ASX Listing Rule 10.14, which prohibits the Company from permitting any director of the Company to acquire newly issued securities under an employee incentive scheme, such as the Plan, without the approval of shareholders. ASX Listing Rule 10.15A requires this Notice to include the information provided below in relation to the options proposed to be granted to the above named directors.

If Resolutions 7 and 8 are passed, a maximum of 1,750,000 options and 875,000 options will be issued to Dr Colin Goldschmidt and Mr Chris Wilks respectively. Each option to be issued will entitle the option holder to one ordinary share in the Company following the exercise of the options (including payment of the exercise price), subject to certain conditions including the performance-based criteria described below. No consideration is payable in respect of the options issued to the directors. The proposed exercise price of the options is the Volume Weighted 5 day Average Market Price (5 day VWAP) of Sonic shares at the date of issue.

None of the directors of the Company or any of their associates have received any securities under the Plan since the last approval of the Plan by the shareholders (which was given at the 2003 Annual General Meeting on 27 November 2003). The executive directors of the Company, being Dr Colin Goldschmidt, Mr Chris Wilks, Dr Philip Dubois, Mr Colin Jackson, and Dr Hugh Scotton are currently the only persons referred to in Listing Rule 10.14 (that is, the directors of the Company and their associates) who are entitled to participate in the Plan.

There have been no loans made in respect of the directors' proposed acquisition of options under Resolutions 7 and 8.

Details of any securities issued under the Plan will be published in each annual report of the Company relating to the period in which securities have been issued, including that approval for the issue of securities was obtained under ASX Listing Rule 10.14.

Any other directors, or associates of such directors, of the Company who become entitled to participate in the Plan after Resolutions 7 and 8 are approved who are not named in this Notice will not participate until approval is obtained under Listing Rule 10.14.

If approved under Resolutions 7 and 8, the options will be issued to Dr Goldschmidt and Mr Wilks on or before 31 December 2008, being a date within 3 years after the Annual General Meeting as required by Listing Rule 10.15A.9.

The options become exercisable on the date 36 months after the date of grant subject to the fulfillment of the performance conditions set out below or alternatively, on an earlier date where a special circumstance arises.

All options will lapse automatically if not exercised by the date 60 months after the date of the grant of the options.

Performance conditions

Performance conditions are deemed to be an essential component of equity incentives for key executives. The proposed options for the Chief Executive Officer/Managing Director, and the Finance Director/Chief Financial Officer, are subject to challenging performance conditions and are designed to align the interests of the offerees with those of shareholders.

There are two separate performance conditions to be applied to the options with a 50% weighting for each (that is, 50% of the options are subject to the first performance condition, and the other 50% are subject to the second performance condition). The performance conditions are as follows:

Performance condition 1 ('PC1') – 50% weighting – Compound Average Growth Rate ('CAGR') in Earnings per Share ('EPS')

Performance Condition	**Hurdle Rate for 100% vesting of PC1**
CAGR EPS for the three years ending 30 June 2011	10.0% p.a.

EPS is defined as diluted earnings per share, adjusted for significant items (as agreed by the Board, and including the effects of changes in applicable accounting standards from those in effect for the 2009 financial year), intangible asset write offs/provisions for impairment which represent more than 5% of the group's pre-tax profit for the year, and material capital restructurings that have occurred over the relevant period, as determined by the Board.

Diluted earnings per share for the year ended 30 June 2008 was 73.5 cents. Therefore to meet PC1, diluted earnings per share (as defined above) for the year ending 30 June 2011 must be at least 97.83 cents. If PC1 is not met, the relevant 50% of the total number of options will be forfeited on 30 September 2011. There will be no retesting.

Performance condition 2 ('PC2') – 50% weighting – Sonic's Total Shareholder Return ('TSR') against the S&P ASX 100 Accumulation Index, excluding Banks and Resource companies

TSR target	**Percentage of Options that vest (PC2)**
Below the 50th percentile	Nil options to which PC2 applies
50th percentile	50% of the options to which PC2 applies
50th to 75th percentile	Progressive scale of an additional 2% for each percentile increase
75th percentile	100% of the options to which PC2 applies

Under PC2, Sonic's performance is ranked by percentile according to its TSR against the TSRs of the component companies of the reference group (being the S&P ASX 100 Accumulation Index, excluding Banks and Resource companies) over the performance period from 1 July 2008 to 30 June 2011.

Options to which PC2 applies that do not vest (due to the appropriate percentile not being reached) in accordance with the PC2 table above will be forfeited on 30 September 2011. There will be no retesting.

Estimated Value of proposed options

For illustrative purposes only, the options have an estimated value of $2.6857 per option based on the following assumptions, and excluding any discount for the performance conditions:

Input variable	
Notional valuation date	6 October 2008
Sonic share price as at 6 October 2008	$13.65
Exercise price	$13.65
Risk free rate (5 year bond rate)	4.88%
Estimated Dividend Yield (Based on 12 month historic)	3.17%
Stock Volatility (3 year historic closing weekly prices)	22.06%
Number of days (Contract Life)	1,826
Estimated value based on the assumptions used	**$2.6857**
Annualised value of proposed grant of options to Dr Goldschmidt	**$1.57 million[1]**
Annualised value of proposed grant of options to Mr Wilks	**$0.78 million[2]**

[1] Calculated by multiplying 1,750,000 options by $2.6857 and dividing by 3 (vesting period)
[2] Calculated by multiplying 875,000 options by $2.6857 and dividing by 3 (vesting period)

The estimated value per option equates to the gross contract value of the options, before allowing for performance probabilities, or other adjustments that may reduce the accounting cost. The 'fair value' of the options will be calculated independently at the time of grant and the value will be expensed over the service period in accordance with the Australian Accounting Standards (AASB 2).

Other Information

- Options issued under the Plan will not be listed on ASX;
- participants will be prohibited from entering into any arrangements to protect the value of any unvested options; and
- the Company will bear all costs associated with the administration of the Plan.

Recommendations

The directors of the Company (excluding Dr Goldschmidt and Mr Wilks) recommend that shareholders vote in favour of Resolutions 7 and 8. Dr Goldschmidt and Mr Wilks make no recommendation on these proposed resolutions in view of their personal interests in the proposed resolutions.



SONIC HEALTHCARE LIMITED

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Sonic Healthcare Limited**
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PHILIP JAMES DUBOIS
Date of last notice	30 November 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ordinary shares held beneficially via Farnbrook Pty Ltd as trustee for the Dubois Superannuation Fund.
Date of change	6 October 2008
No. of securities held prior to change	Indirect 25,350 ordinary shares
Class	Ordinary shares in Sonic Healthcare Limited

Number acquired	Nil
Number disposed	25,350 shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$362,050.50
No. of securities held after change	Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market sale of shares

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	

Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

SONIC HEALTHCARE LIMITED

13 October 2008

DIVIDEND REINVESTMENT PLAN AND UNDERWRITING ARRANGEMENT - CLEANSING NOTICE

Sonic Healthcare Limited (**SHL**) advises that it issued on 9 October and 10 October 2008 an aggregate of 8,348,626 (1) ordinary shares to participating shareholders under its Dividend Reinvestment Plan (**DRP**) and to Citigroup Global Markets Australia Pty Limited (**Citi**) pursuant to an underwriting arrangement between SHL and Citi in connection with the DRP.

SHL gives this Notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (**Corporations Act**) that:

a. SHL issued the Shares without disclosure to investors under Part 6D.2 of the Corporations Act;

b. as at the date of this Notice:

    i. SHL has complied with the provisions of Chapter 2M of the Corporations Act as they apply to SHL;

    ii. SHL has complied with section 674 of the Corporations Act; and

    iii. there is no 'excluded information' within the meaning of sections 708A(7) and 708A(8) of the Corporations Act.

Paul Alexander
Company Secretary
Telephone: +61 2 9855 5404
Facsimile: +61 2 9878 5066
Email: pjalex@ozemail.com.au

(1) Comprises 3,409,260 shares issued on 9 October to participants of the DRP at $12.72 per share and 4,939,366 shares issued to Citi on 10 October 2008 at $12.92 per share.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,348,626 Ordinary Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,409,260 shares issued at $12.72 per share to Sonic shareholders pursuant to Sonic's Dividend Reinvestment Plan (DRP). 4,939,366 shares issued at $12.92 per share to Citigroup Global Markets Australia Pty Limited (Citi) as underwriter of the DRP.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under Sonic's DRP to Sonic shareholders and shares issued to the underwriter of the DRP.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 October 2008 – DRP shares issued to participating shareholders 10 October 2008 –shares issued to Citi.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	343,359,157	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	Options Expiring on:
12,000	19.12.2008 @ $7.57
3,000,000	31.08.2009 @ $6.75
140,000	26.11.2009 @ $7.50
205,000	23.07.2009 @ $9.56
10,000	23.07.2009 @ $9.51
1,540,000	22.08.2010 @ $7.50
40,000	24.05.2011 @ $12.69
1,540,000	22.08.2011 @ $7.50
1,200,000	15.09.2011 @ $13.10
1,400,000	30.09.2011 @ $13.10
300,000	30.09.2012 @ $13.10
300,000	30.09.2013 @ $13.10
1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
500,000	13.06.2012 @ $13.00
1,540,000	24.08.2012 @ $7.50
1,000,000	03.08.2012 @ $14.16
500,000	25.05.2013 @ $13.30
200,000	31.05.2013 @ $13.65
1,540,000	22.08.2013 @ $7.50

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as existing.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

N/A

12 Is the issue renounceable or non-renounceable?

N/A

13 Ratio in which the +securities will be offered

N/A

14 +Class of +securities to which the offer relates

N/A

15 +Record date to determine entitlements

N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 October 2008
Company Secretary

Print name: ...Paul Alexander..

== == == == ==

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
18838388

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Catherine McIntosh

ASIC registered agent number (if applicable)

Telephone number
02 9855 5334

Postal address
14 Giffnock Avenue, Macquarie park NSW 2113

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
Paul Alexander

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
2 2 / 1 0 / 0 8
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:

Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mall Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information

Telephone	03 5177 3988
Email	info.enquiries@asic.gov.au
Web	www.asic.gov.au/easylodge

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No** if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY SHARES	335,010,531	$1,763,057,059	$0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☐ No

END